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TABLE OF CONTENTS
Consolidated Financial Statements

As filed with the Securities and Exchange Commission on January 16, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

AMERICAN DG ENERGY INC.
(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3569304 (I.R.S. Employer Identification No.)

American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451
(Address of principal executive offices)

Issuer's telephone number, including area code: (781) 622-1120

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
 Common Stock, $.001 par value per share

TABLE OF CONTENTS

Information Required in Registration Statement

PART I

Item 1.    Description of Business

General

        American DG Energy Inc. ("American DG Energy", the "company", "ADGE" or "we") distributes and operates on-site cogeneration systems that produce both electricity and heat. Our business is to own the equipment that we install at customers' facilities and to sell the energy produced by these systems to the customers on a long-term contractual basis. We call this business the American DG Energy "On-Site Utility".

        We offer a range of cogeneration systems that are highly reliable and energy efficient. Our cogeneration systems produce electricity from an internal combustion engine driving a generator, while the heat from the engine and exhaust is recovered and typically used to produce heat and hot water for on-site processes. We also distribute and operate water chiller systems that operate in a similar manner, except that the engine's power drives a large air-conditioning compressor while recovering heat for hot water. Cogeneration systems reduce the amount of electricity that the customer must purchase from the local utility and produce valuable heat and hot water for the site to use as required.

        Distributed generation of electricity ("DG") is an attractive option for reducing energy costs and increasing the reliability of available energy. DG has been successfully implemented in large industrial installations (>10 MW) where the market has been growing for several years, and is increasingly being accepted in smaller size units because of technology improvements, increased energy costs and better DG economics. We believe that our target market (users of up to 1 MW) has been barely penetrated and that the reduced reliability of the utility grid, increasing cost pressures experienced by energy users, advances in new, low cost technologies and DG-favorable legislation and regulation at the state level will drive our near term growth and penetration into our target market. The company maintains a web site at www.americandg.com, but our website is not a part of this registration statement.

        The company was incorporated as a Delaware corporation on July 24, 2001 to install, own, operate and maintain complete DG systems and other complementary systems at customer sites and sell electricity, hot water, heat and cooling energy under long-term contracts at prices guaranteed to the customer to be below conventional utility rates. American DG Energy has been operating as a subsidiary of American Distributed Generation Inc. since 2003, along with Tecogen Inc. In December 2005, the Board of Directors of American Distributed Generation Inc. decided to distribute to its shareholders all of the outstanding shares of Tecogen in the form of a stock dividend. American DG Energy merged with American Distributed Generation Inc. and the company then changed its name to American DG Energy Inc. As of September 30, 2006, we had installed 36 energy systems, representing approximately 2,150 kW (kilowatt), 220,000 MBtu's (million British thermal units) of heat and hot water and 400 tons of cooling. Kilowatt (kW) is a measure of electricity generated, MBtu is a measure of heat generated and a ton is a measure of cooling generated.

        We believe that our primary near-term opportunity for DG energy and equipment sales is where commercial electricity rates exceed $0.12 per kWh, which is predominantly in the Northeast and California. These areas represent approximately 15 percent of the U.S. commercial power market, with electricity revenues in excess of $20 billion per year (see Figure 1. on page 7). Attractive DG economics are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing, hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities. Two Combined Heat and Power ("CHP") market analysis reports sponsored by the Energy Information Administration in 2000 detailed the prospective CHP market in the commercial and institutional sectors(1) and in the industrial sectors(2). These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range. These target market segments comprise over 163,000 sites totaling 12.2 million kW of prospective DG capacity. This is the equivalent of an $11.7 billion annual electricity market plus a $7.3 billion heat and hot water energy market, for a combined market potential of $19.0 billion.

(1)
The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

(2)
The Market and Technical Potential for Combined Heat and Power in the Industrial Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

        We believe that the largest number of potential DG users in the United Stated requires less than 1 MW of electric power and less than 1,200 tons of cooling capacity. We are able to design our systems to suit a particular customer's needs because of our ability to place multiple units at a site. This approach is part of what allows our products and services to meet changing power and cooling demands throughout the day (also from season-to-season) and greatly improves efficiency through a customer's high and low power requirements.

        American DG purchases energy equipment from various suppliers. The primary type of equipment implemented is a natural gas-powered, reciprocating engine. As power sources that use alternative energy technologies mature to the point that they are both reliable and economical, we will consider employing them to supply energy for customers. We regularly assess the technical, economic, and reliability issues associated with systems that use solar, micro-turbine or fuel cell technologies to generate power.

Background and Market

        The delivery of energy services to commercial and residential customers in the United States has evolved over many decades into an inefficient and increasingly unreliable structure. Power for lighting, air conditioning, refrigeration, communications and computing demands comes almost exclusively from centralized power plants serving users through a complex grid of transmission and distribution lines and substations. Even with continuous improvements in central station generation and transmission technologies, today's power industry is only about 33 percent efficient (Energy Information Administration, Voluntary Reporting of Greenhouse Gases, 2004, Section 2, Reducing Emissions from Electric Power, Efficiency Projects—Definitions and Terminology, page 20) meaning that it discharges to the environment roughly twice as much heat as the amount of electrical energy delivered to end-users. Since coal accounts for more than half of all electric power generation, these inefficiencies are a major contributor to rising atmospheric CO2 emissions. As countermeasures are sought to limit global warming, pressures against coal will favor the deployment of alternative energy technologies.

        On-site boilers and furnaces burning either natural gas or petroleum distillate fuels produce most thermal energy for space heating and hot water services. This separation of thermal and electrical energy supply services has persisted despite a general recognition that the cogeneration of electricity and thermal energy services (a practice also known as combined heat and power, or CHP) can be significantly more energy efficient than central generation of electricity by itself. Except in large-scale industrial applications (e.g., paper and chemical manufacturing), cogeneration has not attained general acceptance. This was due, in part, to the long-established monopoly-like structure of the regulated utility industry. Also, the technologies previously available for small on-site cogeneration systems were incapable of delivering the reliability, cost and environmental performance necessary to displace or even substantially modify the established power industry structure.

        The competitive balance began to change with the passage of the Public Utility Regulatory Policy Act of 1978 ("PURPA"), a federal statute that has opened the door to gradual deregulation of the energy market by the individual states. In 1979, the accident at Three Mile Island effectively halted the massive program of nuclear power plant construction that had been a centerpiece of the electric generating strategy among US utilities for two decades. Several factors caused utilities' capital spending to fall drastically, including well publicized cost overruns at nuclear plants, an end to guaranteed financial returns on costly new facilities, and growing uncertainty over which power plant technologies to pursue. Recently, investors have become increasingly reluctant to support the risks of the long-term construction projects required for new conventional generating and distribution facilities.

        Because of these factors, electricity reserve margins declined, and the reliability of service began to deteriorate, particularly in regions of high economic growth. Widespread acceptance of computing and communications technologies by consumers and commercial users has further increased the demand for electricity, while also creating new requirements for very high power quality and reliability. At the same time, technological advances in emission control, microprocessors and internet technologies have sharply altered the competitive balance between centralized and distributed generation. These fundamental shifts in economics and requirements are key to the emerging opportunity for distributed generation equipment and services.

The Role of Distributed Generation

        Cogeneration is the production of two sources or two types of energy (electricity or cooling and heat) from a single energy source (natural gas). We use technology that utilizes a low-cost, mass-produced, internal combustion engine, used primarily in light trucks and sport utility vehicles (i.e., a General Motors engine) that is modified to run on natural gas. The engine spins either a standard generator to produce electricity, or a conventional compressor to produce cooling. For heating, since the working engine generates heat, we capture the byproduct heat with a heat exchanger and utilize the heat for facility applications in the form of space heating and hot water for buildings or industrial facilities. This process is very similar to an automobile, where the engine provides the motion to the automobile and the byproduct heat is used to keep the passengers warm during the winter months. For refrigeration or cooling, standard available equipment uses an electric motor to spin a conventional compressor to make cooling. We replace the electric motor with the same modified engine that runs on natural gas to spin the compressor to run a refrigeration cycle and make cooling.

        Distributed generation, or DG, refers to the application of small-scale energy production systems, including electricity generators, at locations in close proximity to the end-use loads that they serve. Integrated energy systems, operating at user sites but interconnected to existing electric distribution networks, can reduce demand on the nation's utility grid, increase energy efficiency, reduce air pollution and greenhouse gas emissions, and protect against power outages, while, in most cases, significantly lowering utility costs for power users and building operators. In cases where our customers pay us a rate that is equal to the local utility prices, our customers benefit from the increased thermal capacity of our energy systems.

        Until recently, many DG technologies have not been a feasible alternative to traditional energy sources because of economic, technological and regulatory considerations. Even now, many "alternative energy" technologies (such as solar, wind, fuel cells and micro-turbines) have not been sufficiently developed and proven to economically meet the demands of commercial users, or the requirements for seamless integration with the existing utility grid.

        In most cases our equipment runs parallel to the electric utility grid and requires standard interconnection approval from the local utility. While parallel to the electric utility grid, our energy systems operate concurrently with the grid. We typically supply 20% to 60% of the building's electricity requirements while the remaining electricity is supplied by the electric utility grid. On occasion, we may become independent from the electric utility grid and require no connection to the grid. In this scenario, our energy systems would supply all of the building's electricity needs.

        Most of the electricity our customers utilize is supplied by their local electric utility. We only supply a portion of the total electricity needed by the customer and our pricing is indexed to the price of their electric utility. We offer our customers a rate that is below or at the rate of the local electric utility. Our customers are contractually bound and cannot switch from using our system to using the public utility grid only for the energy we supply.

        The growing importance of DG as a key component of our future energy supply is underscored by the establishment of a Distributed Energy Program within the U.S. Department of Energy. The DOE has stated its position on this issue as follows:

  "...there are two problems at the root of the current power crunch. There is not always enough power generation available to meet peak demand, and existing transmission lines cannot carry all of the electricity needed by consumers.... Distributed Energy resources are the power of choice for providing customers with reliable energy supplies.... These Distributed Energy products and services use natural gas and renewable energy and will be easily interconnected into the nation's infrastructure for the generation of electricity. Furthermore, our Program works to encourage the expanded use of Distributed Energy technologies in applications with the right combination and occurrence of electrical and thermal demand..."

        Specific advantages of the company's on-site distributed generation of multiple energy services, compared with traditional centralized generation and distribution of electricity alone, include the following:

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  Greatly increased overall energy efficiency (typically over 80 percent) versus less than 33 percent for the existing power grid.

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  Rapid adaptation to changing demand requirements; e.g., weeks, not years to add new generating capacity where and when it is needed.

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  Ability to by-pass transmission line and substation bottlenecks in congested service areas.

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  Avoidance of site and right-of-way issues affecting large-scale power generation and distribution projects.

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  Clean operation, in the case of natural gas fired reciprocating engines using microprocessor combustion controls and low-cost exhaust catalyst technology developed for automobiles, producing exhaust emissions well below the world's strictest regional environmental standards (e.g., Southern California).

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  Rapid economic paybacks for equipment investments, often three to five years when compared to existing utility costs and technologies.

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  Relative insensitivity to fuel prices due to high overall efficiencies achieved with cogeneration of electricity and thermal energy services, including the use of waste heat to operate absorption type air conditioning systems (displacing electric-powered cooling capacity at times of peak summer demand).

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  Reduced vulnerability of multiple de-centralized small-scale generating units compared to the risk of major outages from natural disasters or terrorist attacks against large central-station power plants and long distance transmission lines.

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  Ability to remotely monitor, control and dispatch energy services on a real-time basis using advanced switchgear, software, microprocessor and Internet modalities. Through our onsite energy products and services, energy users are able to optimize, in real time, the mix of centralized and distributed electricity-generating resources.

        The disadvantages of the company's on-site distributed generation are:

  •
  Cogeneration is a mechanical process and our equipment is susceptible to downtime or failure.

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  The base-rate of an electric utility is determined by a certain number of subscribers. Distributed generation at a significant scale will reduce the number of subscribers and therefore it may increase the base-rate for the electric utility for its customer base.

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  By committing to our long-term agreements, a customer may be forfeiting the opportunity to use more efficient technology that may become available in the future.

        We believe that the competitive advantage of DG, relative to conventional utility services, will continue to widen as new and more advanced technologies enter the marketplace. Because of the diversity of technologies involved, both now and in the future, energy users will be faced with an increasingly difficult challenge in the selection, financing, maintenance and operation of their energy infrastructure. Also, there will be a need for real-time management of the interface between energy user sites and the local electric distribution grid, a key onsite role being performed by us. This continued optimization of energy flows, both into and out of customer sites, allows us to achieve maximum economic benefit in an environment of rapidly changing fuel and electricity prices brought on by deregulation. For example, there are growing opportunities for DG system operators to profit from the sale of short-duration peak power to electric distribution utilities during periods when high demand charges apply.

The Distributed Generation Market Opportunity

        We believe that our primary near-term opportunity for DG energy and equipment sales is where commercial electricity rates exceed $0.12 per kWh, which is predominantly in the Northeast and California. These areas represent approximately 15 percent of the U.S. commercial power market, with electricity revenues in excess of $20 billion per year (see Figure 1. on page 7). Attractive DG economics are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing, hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities. Two Combined Heat and Power ("CHP") market analysis reports sponsored by the Energy Information Administration in 2000 detailed the prospective CHP market in the commercial and institutional sectors(1) and in the industrial sectors(2). These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range. These target market segments comprise over 163,000 sites totaling 12.2 million kW of prospective DG capacity. This is the equivalent of an $11.7 billion annual electricity market plus a $7.3 billion heat and hot water energy market, for a combined market potential of $19.0 billion.

(1)
The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

(2)
The Market and Technical Potential for Combined Heat and Power in the Industrial Sector; Prepared for the Energy Information Administration; Prepared by ONSITE SYCOM Energy Corporation; January 2000

        As shown in the graph below, there are substantial variations in the electric rates paid by commercial and institutional customers throughout the U.S. In high-cost regions, monthly payments for energy services supplied by on-site DG projects yield rapid paybacks (e.g. often 3-5 years) on an investment in our systems. An additional 15% of commercial sector electricity, representing annual revenues of $14 billion, is sold at rates between $0.085 and $0.12 per kWh as shown on the graph below. Although paybacks on DG projects would be less rapid in such regions, future rate increases are expected to improve DG economics.

Figure 1.

Business Description

        We provide a range of products and services in support of the growing market for on-site generation of electricity, heating and cooling at commercial, institutional and light industrial facilities. We believe that we have significant growth opportunities in response to reduced reliability of the utility grid, increasing cost pressures experienced by energy users, and legislation and regulation at the state level to promote the use of distributed generation.

        We are a distributed generation onsite energy company that sells energy. We provide commercial and light industrial customers with electricity, hot water, heat and cooling energy under long-term contracts at prices guaranteed to the customer to be below conventional utility rates. We install, own, operate and maintain complete on-site energy systems that provide, on a contractual basis, electricity and other energy services designed to specific user requirements. Because of the efficient engineering configuration of our cogeneration units, we are able to deliver electricity and/or cooling to customers at low cost and provide hot water and heat as a byproduct of electricity and cooling generation. This combination of low cost electric power, cooling and hot water generation is chiefly what enables us to offer customers long-term guaranteed saving rates on utility costs. As of September 30, 2006, we had 36 energy systems operational.

Energy and Products Portfolio

        We provide a full range of DG product and energy options. Our primary energy and products are listed below:

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  Energy Sales

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  Electricity

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  Thermal (Hot Water, Heat and Cooling)

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  Energy Producing Products

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  Cogeneration Packages

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  Chillers

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  Complementary Energy Equipment (i.e., boilers, etc.)

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  Alternative Energy Equipment (i.e., solar, fuel cells, etc.)

  Energy Sales

        For customers seeking an alternative to the outright purchase of DG equipment, we will install, maintain, finance, own and operate complete on-site DG systems that supply, on a long-term, contractual basis, electricity and other energy services. We sell the energy to customers at a guaranteed discount rate to the rates charged by conventional utility suppliers. Customers are billed monthly. Our customers benefit from a reduction in their current energy bills without the capital costs and risks associated with owning and operating a cogeneration or chiller system. Also, by outsourcing the management and financing of on-site energy facilities to us, they can reap the economic advantages of distributed generation without the need for retaining specialized in-house staff with skills unrelated to their core business. Customers benefit from our On-Site Utility in a number of ways:

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  Guaranteed lower price for energy

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  Only pay for the energy they use

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  No capital costs for equipment, engineering and installation

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  No equipment operating costs for fuel and maintenance

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  Immediate cash flow improvement

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  No staffing, operations and equipment responsibility

        Our customers pay us for energy produced on site at a rate that is a certain percentage below the rate at which the utility companies provide them electrical and natural gas services. We measure the actual amount of electrical and thermal energy produced, and charge our customers accordingly. We agree to install, operate, maintain and repair our energy systems at our sole cost and expense. We also agree to obtain any necessary permits or regulatory approvals at our sole expense. Our agreements are generally for a term of 15 years, renewable for two additional 5 years terms upon the mutual agreement of the parties.

        In regions where high electricity rates prevail, such as the Northeast and California, monthly payments for DG energy services can yield attractive paybacks (e.g. often 3-5 years) on our investments in on-site utility projects. The price of natural gas has a minor effect on the financial returns obtained from our energy service contracts because the value of hot water and other thermal services produced from the recovered heat generated by the internal combustion engine in our on-site DG system will increase in proportion to higher fuel costs. This recovered energy, which comprises up to 60 percent of the total heating value of fuel supplied to our DG equipment, displaces fuel that would otherwise be burned in conventional boilers.

        Each of our customer sites becomes a profit center. The example below presents the energy supplied and the economics of a project in the New York City area:

Energy Type	% of Site Requirements
Heat and Hot Water:	100%
Cooling:	100%
Electricity:	45%

        In 2004, we installed a 75 kW cogeneration system, a 200-ton chiller and 3 hot-water boilers rated at 13 MBtu. In 2005, our customer and American DG Energy received the following:

	Annual	Term (16 years)
American DG Energy Revenue	$358,300	$5,732,800
American DG Energy Cash Flow	$134,100	$2,145,600
Customer Savings	$36,500	$584,000

        Our investment for the site was $359,800. During the second quarter of 2006, we achieved payback in 2.4 years. These values do not reflect the expected annual increases in energy costs that should occur over the 16-year period and should increase the profitability of the site by 2%-5% per year.

        Since inception in 2001 and through September 30, 2006, the company has entered into 32 agreements, representing 63 energy systems, for the supply of on-site energy services, primarily with healthcare and housing facilities in New York and New Jersey.

  Energy Producing Products

        We typically offer cogeneration units sized to produce 75 kW of electricity and water chillers to produce 200 tons of cooling. For cogeneration, we prefer a modular design approach to allow us to group multiple units together to serve customers with considerably larger power requirements. Often, cogeneration units are conveniently dispersed within a large operation, such as a hospital or campus, serving multiple process heating systems that would otherwise be impractical to serve from a single large machine. The equipment we select often yield overall energy efficiencies in excess of 80 percent (from our equipment supplier's specifications) and achieve emission levels well below the strictest regional standards, including Southern California.

        Many other DG technologies are challenged by technical, economic and reliability issues associated with systems that generate power using solar, micro-turbine or fuel cell technologies, which have not yet proven to be economical for typical customer needs. When alternative energy technologies mature to the point that they are both reliable and economical, we will employ them for the best-fit applications.

  Service and Installation

        Where appropriate, we utilize the best local service infrastructure for the equipment we deploy. We require long-term maintenance contracts and ongoing parts sales. Our centralized remote monitoring capability allows us to keep track of our equipment in the field. Our installations are performed by local contractors with experience in energy cogeneration systems.

        In August 2005, we began offering our customers a "turn-key" option whereby we provide equipment, systems engineering, environmental permitting, interconnect approvals, on-site labor and startup support needed to bring the complete DG system on-line. This allows us to offer our customers either energy or fully installed equipment. This will also aid in our ability to lower the cost of installation.

Sales and Marketing

        Our on-site utility services are sold directly to end-users by our in-house marketing team and by established sales agents and representatives. We offer standardized packages of energy, equipment and services suited to the needs of national accounts such as hospital associations, hotel chains and other customer groups having a common set of energy requirements at multiple locations.

        Our energy offering is translated into direct financial gain for our clients, and is best appreciated by senior management. These clients recognize the gain in cash flow, the increase in net income and the preservation of capital we offer. As such, our energy sales are focused on reaching these decision makers. Additionally, we have benefited with increased sales and maintenance support through our joint venture, called American DG NY LLC, with AES-NJ Cogen Co., an established developer of small cogeneration systems that excels in installing cogeneration equipment.

        The company is continually expanding its sales efforts by developing joint marketing initiatives with key suppliers to our target industries. Particularly important are our collaborative programs with natural gas utility companies. For example, we engaged in a targeted mailing, telemarketing and sales campaign dedicated exclusively to potential customers and sponsored by a major New York State natural gas utility. The campaign included a special incentive for new customers. We gain significant marketing leverage from joint marketing and selling efforts on DG projects within specific utility service areas, and from rate incentives offered to gas users who install our efficient cogeneration and cooling equipment. Since the economic viability of any DG project is critically dependent upon effective utilization of recovered heat, the insight of the gas supplier to the customer energy profile is particularly effective in prospecting the most cost-effective DG sites in any region.

        DG is enjoying growing support among state utility regulators seeking to increase the reliability of electricity supply with cost effective environmentally responsible demand-side resources. New York, New Jersey, Illinois, Connecticut, Massachusetts and California are among the states that encourage DG through inter-connect standards, incentives and/or supply planning. Unlike large central station power plants, DG investments can be made in small increments and with lead-times as short as just a few months.

Competition

        We believe that the main competition for our DG products is the established electric utility infrastructure. However, DG is beginning to gain acceptance in regions where energy customers are dissatisfied with the cost and reliability of traditional electricity service. These end-users, together with growing support from state legislatures and regulators are creating a favorable climate for the growth of DG that is overcoming the objections of established utility providers. In our target markets, we compete with large utility companies such as Consolidated Edison in New York City and Westchester County, LIPA in parts of New York, Public Service Gas and Electric in New Jersey, NSTAR in Massachusetts, and Pacific Gas and Electric in California.

        Engine manufacturers sell DG units that range in size from a few kilowatts to many megawatts in size. Those manufacturers are predominantly greater than 1 MW and include Caterpillar, Cummins, and Waukesha. In many cases, we view these companies as potential suppliers of equipment and not as competitors.

        The alternative energy market is emerging rapidly. Many companies are developing alternative and renewable energy sources including solar power, wind power, fuel cells and micro-turbines. Some of the companies in this sector include General Electric, BP, Shell and Evergreen Solar (in the solar energy space); Plug Power and Fuel Cell Energy (in the fuel cell space); and Capstone, Ingersoll Rand and Elliott Turbomachinery company (in the micro-turbine space). The effect of these developing technologies on our business is difficult to predict; however, when their technologies become more viable for our target markets, we may be able to adopt their technologies into our business model.

        There are a number of Energy Service Companies ("ESCO's") that offer related services to us. These companies include Siemens, Honeywell and Johnson Controls. In general, these companies are only seeking large, diverse projects for electric demand reduction for campuses that include building lighting and controls, and electricity (in rare occasions) or cooling. Because of their overhead structures, these companies often solicit large projects and stay away form individual properties. Since we focus on smaller projects for energy supply, we are well suited to work in tandem with these companies when the opportunity arises.

        There are also a few local emerging cogeneration developers and contractors that are attempting to offer services similar to ours. To be successful, they will need to have the proper experience in equipment and technology, installation contracting, equipment maintenance and operation, site economic evaluation, project financing, and energy sales plus the capability to cover a broad region.

Material Contracts

        In January 2006, we entered into a Facilities, Support Services and Business Agreement with an affiliate, Tecogen Inc. ("Tecogen"), to provide us with certain office and business support services for a period of one year, renewable annually by mutual agreement. Under the business agreement, Tecogen provides us with office space and utilities at a flat rate of $716 per month. We also share personnel support services with Tecogen. We are allocated our share of the cost of the personnel support services based upon the amount of time spent by such support personnel while working on our behalf. To the extent Tecogen is able to do so under its current plans and policies, Tecogen includes us and our employees in various of its insurance and benefit programs. The costs of these programs are charged to us on an actual cost basis.

        Under this agreement, we receive pricing based on a volume discount if we purchase cogeneration and chiller products from Tecogen. For certain sites, we hire Tecogen to service our Tecogen chiller and cogeneration products.

        We have sales representation rights to Tecogen's products and services. In New England, we have exclusive sales representation rights to their cogeneration products. We have granted Tecogen sales representation rights to our on-site utility energy service in California.

Government Regulation

        We are not subject to extensive government regulation. We are required to file for local construction permits (electrical, mechanical and the like) and utility interconnects, and we must make various local and state filings related to environmental emissions. Our expenditures for regulatory compliance are not material.

Employees

        As of September 30, 2006, we employed seven active full-time employees and three part-time employees. We believe that our relationship with our employees is satisfactory.

Cautionary Note Regarding Forward-Looking Statements

        This Form 10-SB contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers' or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. "Risk Factors," "Management's Discussion and Analysis or Plan of Operation" and "Business," as well as other sections in this Form 10-SB, discuss some of the factors that could contribute to these differences.

        The forward-looking statements made in this Form 10-SB relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This Form 10-SB also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock if one should develop.

Risk Factors

        An investment in our common stock involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information contained in this Form 10-SB.

        We have incurred losses, and these losses may continue.

        We have incurred losses in each of our fiscal years since inception. Losses were incurred and continue to be incurred in 2006. There is no assurance that profitability will be achieved in the near term, if at all.

        The deregulation of utilities is important to the success of our business, but it is still incomplete, with varying degrees of implementation across different regions of the country.

        In the past, many electric utility companies have raised opposition to distributed generation, a critical element of our on-site utility business. Such resistance has generally taken the form of unrealistic standards for interconnection, and the use of targeted rate structures as disincentives to combined generation of on-site power and heating-cooling services. A DG company's ability to obtain reliable and affordable back-up power through interconnection with the grid is essential to our business model. Utility policies and regulations in most states are often not prepared to accommodate widespread onsite generation. These barriers erected by electric utility companies and unfavorable regulations, where applicable, make more difficult or uneconomic our ability to connect to the electric grid at customer sites and are an impediment to the growth of our business. Development of our business could be adversely affected by any slowdown or reversal in the utility deregulation process or by difficulties in negotiating backup power supply agreements with electric providers in the areas where we intend to do business.

        There are unproven aspects of our business model, and our business model may not be successful.

        The sale of cogeneration and cooling equipment has been successfully carried out for more than a decade. However, our on-site utility concept (i.e., the sale of on-site energy services, rather than equipment) is still in an early stage of implementation. Unresolved issues include the pricing of energy services and the structuring of contracts to provide cost savings to customers and optimum financial returns to us. There is no assurance that we will be successful in developing a profitable on-site utility business model, and failure to do so would have a material adverse effect on our business and financial performance.

        The economic viability of our projects depends on the price spread between fuel and electricity, and the variability of the prices of these components creates a risk that our projects will be uneconomic.

        The economic viability of DG projects is dependent upon the price spread between fuel and electricity prices. Volatility in one component of the spread, the cost of natural gas and other fuels (e.g., propane or distillate oil), can be managed to a greater or lesser extent by means of futures contracts. However, the regional rates charged for both base load and peak electricity services may decline periodically due to excess capacity arising from over-building of utility power plants or recessions in economic activity. Any sustained weakness in electricity prices could significantly limit the market for our cogeneration, cooling equipment and on-site utility energy services.

        Prospective customers may be slow to outsource their service functions due to internal pressures from facilities management personnel.

        Any outsourcing of non-core activities by institutional or commercial entities will generally lead to reductions in permanent on-site staff employment. As a result, our proposals to implement on-site utility contracts are likely to encounter strong initial resistance from the facilities managers whose jobs will be threatened by energy outsourcing. The growth of our business will depend upon our ability to overcome such barriers among prospective customers.

        Future government regulations may adversely impact the economics of our business.

        The operation of distributed generation equipment at our customers' sites may be subject to future changes in federal, state and local laws and regulations (e.g., emissions, safety, taxes, etc.). Any such new or substantially altered rules and standards may adversely affect our revenues, profits and general financial condition.

        If we cannot expand our network of skilled technical support personnel, we will be unable to grow our business.

        Each additional customer site for our services requires the initial installation and subsequent maintenance and service of equipment to be provided by a team of technicians skilled in a broad range of technologies, including combustion, instrumentation, heat transfer, information processing, microprocessor controls, fluid systems and other elements of distributed generation. If we are unable to recruit, train, motivate, sub-contract, and retain such personnel in each of the regional markets where our business operates we will be unable to grow our business in those markets.

        The company operates in highly competitive markets and we may be unable to successfully compete against competitors having significantly greater resources and experience.

        Our business may be limited by competition from energy services companies arising from the breakup of conventional regulated electric utilities. Such competitors, both in the equipment and energy services sectors, are likely to have far greater financial and other resources than us, and could possess specialized market knowledge with existing channels of access to prospective customer locations. We may be unable to successfully compete against these competitors.

        Future technology changes may render obsolete various elements of equipment comprising our on-site utility installations.

        We must select equipment for our DG projects so as to achieve attractive operating efficiencies, while avoiding excessive downtimes from the failure of unproven technologies. If we are unable to achieve a proper balance between the cost, efficiency, and reliability of equipment selected for our projects, our growth and profitability will be adversely impacted.

        We have limited historical operating results upon which to base projections of future financial performance.

        Our experience is primarily on-site energy services, and we have only four years of actual operating experience. These limitations make developing financial projections more difficult. We will expand our business infrastructure based on these projections. If these projections prove to be inaccurate, we will sustain additional losses and will jeopardize the success of our business.

        We will need to raise additional capital for our business, which will dilute existing shareholders.

        Additional financings will be required to implement our overall business plan. We will need additional capital. Equity financings will dilute the percentage ownership of our existing shareholders. Our ability to raise an adequate amount of capital and the terms of any capital that we are able to raise will be dependent upon our progress in implementing demonstration projects and related marketing and service development activities. If we do not make adequate progress, we may be unable to raise adequate funds, which will limit our ability to expand our business. If the terms of any equity financings are unfavorable, the dilutive impact on our shareholders may be severe.

        We may make acquisitions that could harm our financial performance.

        In order to expedite development of our corporate infrastructure, particularly with regard to equipment installation and service functions, we anticipate the future acquisition of complementary businesses. Risks associated with such acquisitions include the disruption of our existing operations, loss of key personnel in the acquired companies, financial charges for amortization of good will, dilution through the issuance of additional securities, assumptions of existing liabilities and commitment to further operating expenses. If any or all of these problems actually occur, acquisitions could negatively impact our financial performance and future stock value.

        We are controlled by a small group of majority shareholders, and our minority shareholders will be unable to effect changes in our governance structure or implement actions that require shareholder approval, such as a sale of the company.

        George Hatsopoulos and John Hatsopoulos, who are brothers, beneficially own a majority of our outstanding shares of common stock. These stockholders have the ability to control various corporate decisions, including our direction and policies, the election of directors, the content of our charter and bylaws, and the outcome of any other matter requiring shareholder approval, including a merger, consolidation, sale of substantially all of our assets or other change of control transaction. The concurrence of our minority shareholders will not be required for any of these decisions.

        We may be exposed to substantial liability claims if we fail to fulfill our obligations to our customers.

        We intend to enter into contracts with large commercial and not-for-profit customers under which we will assume responsibility for meeting a portion of the customers' building energy demand and equipment installation. We may be exposed to substantial liability claims if we fail to fulfill our obligations to customers. There can be no assurance that we will not be vulnerable to claims by customers and by third parties that are beyond any contractual protections that we are able to negotiate. We may be unable to obtain liability and other insurance on terms and at prices that are commercially acceptable to us. As a result, liability claims could cause us significant financial harm.

        Investment in our Common Stock is subject to price fluctuations, which have been significant for development stage companies like us.

        Historically, valuations of many companies in the development stage have been highly volatile. The securities of many of these companies have experienced significant price and trading volume fluctuations, unrelated to the operating performance or the prospects of such companies. If the conditions in the equity markets deteriorate, we may be unable to finance our additional funding needs in the private or the public markets. There can be no assurance that any future offering will be consummated or, if consummated, will be at a share price equal or superior to the price paid by our investors even if we meet our technological and marketing goals.

        There is no public market for our outstanding common stock, and there will be restrictions on transferability.

        There is presently no public market for our outstanding common stock, and we cannot assure you that a public market will ever develop. Moreover, even if a public market develops, any sale of our outstanding common stock may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Realization of any gains on an investment in us will be principally dependent upon our ability to effectuate one or more liquidity-providing transactions.

        We anticipate that our capital stock may be quoted on the OTC Bulletin Board following effectiveness of this registration statement. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system or a stock exchange.

        Trading of our common stock may be restricted by the SEC'S "penny stock" regulations which may limit a stockholder's ability to buy and sell our stock.

        We anticipate that our common stock may be traded on the OTC Bulletin Board following the effectiveness of this registration statement. The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our capital stock. Trading of our capital stock may be restricted by the SEC'S "penny stock" regulations which may limit a stockholder's ability to buy and sell our stock.

        We do not intend to pay cash dividends.

        We have never paid or declared any cash dividends. We currently expect to retain earnings for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends for the foreseeable future.

        There has been a significant deficiency in our financial controls and procedures.

        As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of controls and procedures and concluded that our controls are effective to give reasonable assurance that the information required to be disclosed by our company in reports that we file under the Exchange Act is recorded, processed, summarized and reported as when required. However, there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constitutes a significant deficiency in financial reporting. At this time management has decided that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties.

        The company had 10 employees as of September 30, 2006. Only one of those individuals is in the finance function, other than the Chief Financial Officer. This individual is responsible for receiving and distributing cash, billing, processing transactions, recording journal entries, reconciling accounts, and preparing the financial statements and related disclosures. He also has check signing authority, for transactions over $2,000. As a result, there is the potential for this individual to knowingly or unknowingly misappropriate assets or misstate our financial statements. To mitigate these risks, the Company has put in place procedures where the Chief Executive Officer, the President and the Chief Financial Officer have check signing authority. In addition they review and approve all material contracts, transactions and related journal entries. They are also responsible for reviewing and approving monthly financials and related reconciliations, budget to actual comparisons and the information required to be disclosed by the company in all reports we have and will file under the Exchange Act.

Item 2.    Management's Discussion and Analysis or Plan of Operation

Selected Financial Data

        You should read the following selected consolidated financial data in conjunction with the section of this Form 10-SB entitled "Management's Discussion and Analysis or Operating Plan" and our consolidated financial statements and the notes thereto included elsewhere in this Form 10-SB.

        The following data has been derived from audited consolidated financial statements as of and for the three years ended December 31, 2005, December 25, 2004 and December 27, 2003, which have been audited by Carlin Charron & Rosen, LLP, an independent registered public accounting firm, and from our unaudited consolidated interim financial statements as of and for the nine-month periods ended September 30, 2005 and September 30, 2006. Our audited consolidated balance sheet as of December 31, 2005 and the related audited consolidated statements of operations and cash flows for the years ended December 31, 2005 and December 25, 2004 appear elsewhere herein.

        Results for interim periods are not necessarily indicative of the results expected for the entire year. The interim consolidated financial statements presented herein are unaudited and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at September 30, 2006, the results of operations for the nine-month periods ended September 30, 2006 and September 30, 2005, and the cash flows for the nine-month periods ended September 30, 2006 and September 30, 2005.

American DG Energy Inc. and Subsidiaries

Consolidated Income Statement Data:

				Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Revenues	$236,916	$1,327,695	$2,167,726	$1,389,938	$2,380,689
Cost of sales
Fuel and maintenance	120,569	871,744	1,577,645	934,459	1,819,633
Depreciation expense	32,438	130,940	181,185	141,796	205,284

	153,007	1,002,684	1,758,830	1,076,254	2,024,917

Gross profit	83,909	325,011	408,896	313,684	355,772

Operating expenses
General and administrative	560,817	818,511	705,412	528,956	701,572
Non-cash stock based award	—	—	—	—	612,883
Selling	1,462	96,848	175,829	118,348	176,115
Engineering and service	399	38,115	206,040	129,884	226,622

	562,678	953,474	1,087,281	777,188	1,717,192

Operating (loss) income	(478,769)	(628,463)	(678,385)	(463,504)	(1,361,420)

Other income (expense)
Interest income	1,927	9,371	14,505	26,351	76,314
Interest expense	(5,917)	(36,789)	(46,029)	(77,797)	(190,779)
Other	1,379	2,359	(2,508)	—	—

	(2,611)	(25,059)	(34,032)	(51,446)	(114,465)

Net loss before minority interest	(481,380)	(653,522)	(712,417)	(514,949)	(1,475,885)

Income taxes	—	—	—	—	—
Minority interest	20,064	72,561	99,689	51,783	101,066

Net income (loss)	$(501,444)	$(726,083)	$(812,106)	$(566,733)	$(1,576,951)

Net income (loss) per common share
Earnings per share, basic and diluted	$(0.02)	$(0.03)	$(0.04)	$(0.03)	$(0.07)
Shares outstanding, basic and diluted	21,299,644	22,724,959	22,503,360	22,623,393	23,279,134

American DG Energy Inc. and Subsidiaries

Consolidated Balance Sheet Data:

	2003	2004	2005	September 30, 2006
				(unaudited)
Cash and cash equivalents	$439,047	$731,941	$84,492	$3,808,208
Other current assets	169,069	358,222	283,997	505,681
Property and equipment	952,326	1,422,190	2,392,958	3,669,715
Other assets	—	—	—	38,491
Investment in affiliate	977,500	977,500	—	—

Total assets	2,537,942	3,489,853	2,761,447	8,022,095

Current liabilities	997,669	1,774,704	1,560,779	918,519
Redeemable common stock	245,000	385,000	315,000	315,000
Convertible debentures	—	—	—	6,075,000
Total liabilities	1,242,669	2,159,704	1,875,779	7,308,519
Minority interest	340,960	462,419	515,525	581,487
Total shareholders' equity	954,313	867,730	370,143	132,089

Total liabilities and stockholders' equity	$2,537,942	$3,489,853	$2,761,447	$8,022,095

Working capital	$(389,553)	$(684,541)	$(1,192,290)	$3,395,370

Management's Discussion and Analysis or Operating Plan

        The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this Form 10-SB. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Business—Risk Factors" and elsewhere in this Form 10-SB.

Overview

        We derive sales from selling energy in the form of electricity, heat, hot water and cooling to our customers under long-term energy sales agreements (with a typical term of 10 to 15 years). The energy systems are owned by us and are installed in our customers' buildings. Each month we obtain readings from our energy meters to determine the amount of energy produced for each customer. We multiply these readings by the appropriate published price of energy (electricity, natural gas or oil) from our customer's local energy utility, to derive the value of our monthly energy sale, less the applicable negotiated discount. Our revenues per customer on a monthly basis vary based on the amount of energy produced by our energy systems and the published price of energy (electricity, natural gas or oil) from our customer's local energy utility that month. Our revenues commence as new energy systems become operational.

        Our operations are comprised of one business segment. Our business is selling energy in the form of electricity, heat, hot water and cooling to our customers under long-term sales agreements. We expect to grow our revenues and our customer base in 2007.

        As of September 30, 2006, we have experienced total net losses since inception of approximately $5.3 million. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash, cash equivalents, and marketable securities available at September 30, 2006 will provide sufficient working capital to meet our anticipated expenditures including installations of new equipment for the next twelve months, however, as we continue to grow our business by adding more energy systems, the cash requirements will increase. We believe that our cash and cash equivalents available at September 30, 2006 and our ability to control certain costs, including those related to general and administrative expenses will enable us to meet our anticipated cash expenditures through December 2007. Beyond December 2007 we will need to raise additional capital through a debt financing or equity offering. There can be no assurance, however, that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all.

        Subsequent to September 30, 2006, we have raised approximately $985,000 through a private placement of our common stock and the exercise of various warrants. If we are unable to raise additional capital in 2008 we may need to terminate certain of our employees and adjust our current business plan. Financial considerations may cause us to modify planned deployment of new energy systems and we may decide to suspend installations until we are able to secure additional working capital. In the event, however, that we suspend installations for an extended time period, our working capital needs will significantly be reduced during that time period so the company may return to a cash flow positive position. We will evaluate possible acquisitions of, or investments in, businesses, technologies and products that are complementary to our business, however, we currently have no such discussions.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management believes the following critical accounting policies involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Partnerships, Joint Ventures and Entities Under Common Control—Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company consolidates all joint ventures and partnerships in which it owns, directly or indirectly, 50% or more of the membership interests. All significant intercompany accounts and transactions are eliminated. Minority interest in net assets and earnings or losses of consolidated entities are reflected in the caption "Minority interest" in the accompanying consolidated financial statements. Minority interest adjusts the consolidated results of operations to reflect only the company's share of the earnings or losses of the consolidated entities. Upon dilution of ownership below 50%, the accounting method is adjusted to the equity or cost method of accounting, as appropriate.

        Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities" ("FIN 46-R") provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The company evaluates the applicability of FIN 46-R to partnerships and joint ventures at the inception of its participation to ensure its accounting is in accordance with the appropriate standards.

        The company has a variable interest in Tecogen through its contractual interests in that entity; however, the company is not the primary beneficiary and does not have any exposure to loss as a result of its involvement with Tecogen. See related party footnotes to the company's consolidated financial statement for discussion of the company's involvement with Tecogen.

        Related Party Transactions—We have purchased the majority of our cogeneration units from Tecogen Inc., an affiliate sharing similar ownership. In addition, Tecogen pays certain operating expenses, including benefits and insurance, on our behalf, and we lease office space from Tecogen. These costs are reimbursed to Tecogen by us. Tecogen has a sublease agreement for the office building, which expires on March 31, 2009.

        Property and Equipment and Depreciation and Amortization—Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and accelerated methods at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Repairs and maintenance are expensed as incurred.

        The company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires the recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of the assets are no longer appropriate. At December 31, 2005, the company determined that its long-lived assets are recoverable.

        Stock-Based Compensation—The company uses stock-based compensation to reward key executives and align their interests with those of shareholders. Types of stock-based compensation that have been awarded in recent years include restricted stock and stock options.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123 (R)"). SFAS 123 (R) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. The company adopted SFAS 123 (R) on January 1, 2006 using the prospective method. The compensation cost of all new awards is measured based upon the fair value of the instrument issued using a Black-Scholes option-pricing model. Stock-based compensation expense is classified within the same operating expense line items as cash compensation paid to employees.

        Revenue Recognition—Revenue from energy contracts is recognized when energy is produced by the cogeneration systems onsite. The company bills each month based on the energy produced by on-site energy systems, as determined by a contractually defined formula.

        Income Taxes—As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as our deferred gain and lease rights, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

As of December 31, 2005, there was no deferred income tax asset on our books. We recorded a valuation allowance of $1,317,000 against the entire gross deferred income tax asset; due to uncertainties related to our ability to utilize our net operating loss carry forwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Results of Operations

First Nine Months 2006 Compared With First Nine Months 2005

Revenues

        Revenues in the first nine months of 2006 were $2,380,689, an increase of $990,751 (71%) from the first nine months of 2005. Revenues increased as a result of new energy sales from our increased customer base. During the first nine months of 2006, we continued to add customers in the Northeast by signing energy supply agreements. At September 30, 2006, the company had 36 energy systems operational, as compared with 28 energy systems at the end of the nine months of 2005. Our revenues per customer on a monthly basis vary based on the amount of energy produced by our energy systems and the published price of energy (electricity, natural gas or oil) from our customer's local energy utility that month. Our revenues commence as new energy systems become operational.

Cost of Sales

        The cost of sales, including depreciation, in the first nine months of 2006, were $2,024,917, an increase of $948,663 (88%) from the first nine months of 2005. Included in the cost of sales was depreciation expense, which in the first nine months of 2006 was $205,284, an increase of $63,489 (45%) from the first nine months of 2005 due to additional sites coming on line. Our cost of sales consists of the cost of fuel required to operate our energy systems, the cost of maintenance on our energy systems, minimal communications costs and a few other minor costs. The cost of natural gas is the largest component of our cost of sales and any change in natural gas prices affects our margins. During the first nine months of 2006, the cost of fuel as a percent of sales increased by 5%, which resulted in an unfavorable impact to our margins of $119,034. Our gross margin in the first nine months of 2006 was 14.9% compared with a gross margin of 22.6% in the first nine months of 2005. If this unfavorable direction to the price of fuel continues, it will put pressure on our margins. We anticipate that fuel costs may increase approximately 2%-3% for the balance of the year, so we are currently making every effort to secure favorable fuel pricing and to operate our systems efficiently. Maintenance and repairs as a percent of sales increased 2.7% as a result of necessary upgrades of the already existing install base, which resulted to an unfavorable impact to our margins of $64,278. Furthermore we are making considerable effort to capture more premium (on peak) billing time.

Operating Expenses

        Our general and administrative expense consists of executive staff, accounting and legal expenses, and costs for space, audit services, general insurance and other administrative expenses. At September 30, 2006, the staff included the President, the part time Chief Financial Officer, the Vice President of Finance and a part-time administrative assistant. In the first nine months of 2006, our general and administrative expenses were $701,572 compared to $528,956 the first nine months of 2005. The increase was due to additional accounting and legal costs of $250,398 that were related to the preparation of this registration statement. Additional accounting and legal costs are expected to continue for the rest of the year and in 2007. Additionally, during the third quarter of 2006 we recorded a non-cash compensation expense of $612,883 related to the issuance of 876,800 shares of common stock to Tecogen Inc. employees and consultants.

        Our selling expenses consist of sales staff, commissions, marketing and advertising expenses, travel and other selling related expenses. We sell energy using both direct sales and commissioned agents. Our marketing effort consisted of trade shows, print literature, media relations and event driven direct mail. For the first nine months of 2006, our selling expenses were $176,115 compared to $118,348 for the first nine months of 2005. The increase in the selling expenses in 2006 was primarily due to the hiring of a second salesperson in August 2005.

        Our engineering expenses consisted of technical staff and other engineering related expenses. The role of engineering is to evaluate potential customer sites based on technical and economic feasibility, manage the installed base of energy systems and oversee each new installation project. In the first nine months of 2006, our engineering expenses were $226,622 compared to $129,884 for the first nine months of 2005. We hired a second engineer in March 2005, and we added a third engineer in December of 2005. The addition of the two employees along with other engineering related expenses contributed to the increase of $96,738 in the first nine months of 2006. We plan to add a field service engineer in 2007.

Operating Income

        Operating income was a loss of $1,361,420 in the first nine months of 2006, compared with a loss of $463,504 in the first nine months of 2005. While gross profit improved due to the increased revenue, operating income decreased due to margin pressures associated with the cost of fuel, a non-cash compensation expense of $612,883 related to the issuance of common stock to certain persons, additional expenses related to the preparation of this registration statement and new employees hired in order to meet the demands necessitated by an increase in our customer base.

Other Income (Expense), Net

        The company reported other expense, net, of $114,465 in the first nine months of 2006 and other expense, net, of $51,446 in the first nine months of 2005. Other income (expense), net, includes interest income, interest expense, and other items, net. Interest income was $76,314 in the first nine months of 2006 and $26,351 in the first nine months of 2005. The increase is due to more cash and higher prevailing interest rates. Interest expense increased to $190,779 in the first nine months of 2006 from $77,797 in the first nine months of 2005, as a result of interest accrued related to the convertible debentures.

Provision for Income Taxes

        The company did not have a tax provision or benefit in the first nine months of 2006 and 2005, respectively, since both periods had losses.

Minority Interest

        In 2002, the company and AES-NJ Cogen Inc. of New Jersey created a limited liability company named American DG New York LLC ("ADGNY") to develop projects in the New York and New Jersey area. The company owns 51% of ADGNY. Both partners in the ADGNY share in the profits of the business. The percentage share of the profit is based on the partner's investment in each individual project. The company's investments in ADGNY projects have ranged from 51% to 80%. The minority interest represents our partner's share of profits in the entity. On our balance sheet, minority interest represents our partner's investment in the entity, plus its share of after tax profits less any cash distributions. The company reported minority interest expense of $101,066 in the first nine months of 2006 and $51,783 in the first nine months of 2005.

Fiscal 2005 Compared With Fiscal 2004

Revenues

        Revenues in 2005 were $2,167,726, an increase of $840,031 (63%) from 2004. Revenues increased as a result of new energy sales from our increased customer base. During 2005, we continued to add customers in the Northeast by entering into energy supply agreements. At the end of 2005, we had 36 energy systems operational, as compared with 24 energy systems operational at the end of 2004. Our revenues per customer on a monthly basis vary based on the amount of energy produced by our energy systems and the published price of energy (electricity, natural gas or oil) from our customer's local energy utility that month. Our revenues commence as new energy systems become operational.

Cost of Sales

        The cost of sales, including depreciation, in 2005 was $1,758,830, an increase of $756,146 (75%) from 2004. Included in the cost of sales was depreciation expense, which in 2005 was $181,185, compared with $130,940 in 2004 due to additional sites coming on line. Our cost of sales consists of the cost of fuel required to operate our energy systems, the cost of maintenance on our energy systems, minimal communications costs and a few other minor costs. The cost of natural gas is the largest component of our cost of sales and any change in natural gas prices affects our margins. During 2005, the cost of fuel as a percent of sales increased by 6%, which resulted in an unfavorable impact to our margins of $130,064. Our gross margin in 2005 was 18.9% compared with a gross margin of 24.5% in 2004. If this unfavorable direction to the price of fuel continues, it will put pressure on our margins. We are currently making every effort to secure favorable fuel pricing and to operate our systems efficiently. Furthermore we are making considerable effort to capture more premium (on peak) billing time.

Operating Expenses

        Our general and administrative expense consists of executive staff, accounting and legal expenses, and costs for space, audit services, general insurance and other administrative expenses. At the end of 2005, the staff included the President, the part-time Chief Financial Officer, the part-time Vice President of Finance and a part-time administrative assistant. In 2005, our general and administrative expenses were $705,412 compared to $818,511 in 2004. The decrease in the general and administrative expenses of $113,099 primarily affected by the costs related to our audit process. The cost for our 2005 audit was less than the previous year, since we had the same audit firm for a second year and the auditors were familiar with our business. All other expenses remained constant.

        Our selling expenses consist of sales staff, commissions, marketing and advertising expenses, travel and other selling related expenses. We sell energy using both direct sales and commissioned agents. Our marketing effort consisted of trade shows, print literature, media relations and event driven direct mail. At the end of 2005, our selling expenses were $175,829 compared to $96,848 in 2004. The increase in the selling expenses in 2005 was primarily due to the hiring of a second salesperson in August 2005 and, to a lesser extent to additional advertising, trade shows, recruiting costs and travel costs.

        Our engineering expenses consisted of technical staff and other engineering related expenses. The role of engineering is to evaluate potential customer sites based on technical and economic feasibility, manage the installed base of energy systems and oversee each new installation project. At the end of 2005 our engineering staff consisted of two people and our engineering expenses were $206,040 compared to $38,115 in 2004. Our expenses were primarily affected by hiring an engineer in August 2005 and a second engineer in December of 2005. The addition of the two employees along with other engineering related expenses contributed to the increase of $167,925 in 2005.

Operating Income

        Operating income in 2005 was a loss of $678,385 as compared with a loss of $628,463 in 2004. The increase in our operating loss in 2005 was primarily due to the increase of operating expenses related to depreciation and to the salaries of new employees. Three new full-time and two part-time employees were hired in 2005 in order to meet the demands necessitated by an increase in our customer base.

Other Income (Expense), Net

        The company reported other expense, net, of $34,032 in 2005 and other expense, net, of $25,059 in 2004. Other income (expense), net, includes interest income, interest expense, and other items, net. Interest income was $14,505 in 2005 and $9,371 in 2004, an increase due to a loan to AES-NJ Cogen Inc. Interest expense increased to $46,029 in 2005 from $36,789 in 2004 due to the additional short-term notes payable.

Provision for Income Taxes

        The company did not have a tax provision or benefit in 2005 and 2004, respectively, since both periods had losses.

Minority Interest

        In 2002, the company and AES-NJ Cogen Inc. of New Jersey created a limited liability company named American DG New York LLC ("ADGNY") to develop projects in the New York and New Jersey area. The company owns 51% of ADGNY. Both partners in ADGNY share in the profits of the business. The percentage share of the profit is based on the partner's investment in each individual project. The company's investments in ADGNY projects have ranged from 51% to 80%. The minority interest expense represents our partner's share of profits in the entity. On our balance sheet, minority interest represents our partner's investment in the entity, plus its share of after tax profits less any cash distributions.

        The company reported minority interest of $99,689 in 2005 and $72,561 in 2004. The increase was due to additional installations that occurred during the period.

Liquidity and Capital Resources

First Nine Months 2006

        Consolidated working capital was $3,395,370 at September 30, 2006, compared with $(1,192,290) at December 31, 2005. Included in working capital were cash and cash equivalents of $3,808,208 at September 30, 2006, compared with $84,492 at December 31, 2005.

        The company used cash of $145,860 for operating activities during the first nine months of 2006. The company's net receivables balance increased from $162,012 at December 31, 2005 to $346,825 at September 30, 2006, using $184,813 of cash from the company. The increase in accounts payable-affiliate of $250,669 was a result of additional energy systems shipped and invoiced at the end of the quarter.

        During the first nine months of 2006, the primary investing activities of the company's operations, excluding available-for-sale investment activities, included the purchase and sale of property, plant and equipment. The company expended $1,482,041 for purchases of property, plant and equipment, which was to fund additional installations in New York and New Jersey.

        The company's financing activities provided $5,351,617 of cash during the first nine months of 2006 primarily from the sale of convertible debentures.

        The company has material commitments for purchases of property, plant and equipment and expects that, for all of 2006, such expenditures will approximate $2 million.

        The company believes that its existing resources, including cash and investments, future cash flow from operations, and the recent cash provided from the issuance of the 2006 Convertible Debentures, are sufficient to meet the working capital requirements of its existing businesses for at least the next 12 months. The company intends to raise additional capital in 2007 and 2008. The company expects to use the proceeds of the 2006 Convertible Debentures for working capital and for general corporate purposes.

Fiscal 2005

        Consolidated working capital in 2005 was $(1,192,290), compared with $(684,541) in 2004. Included in working capital were cash, cash equivalents and short-term available-for-sale investments of $84,492 in 2005, compared with $731,941 in 2004. The decrease in working capital was a direct result of additional installations that occurred during the period.

        Cash used in operating activities was $666,432 in 2005. The company's net receivables balance decreased from $283,222 in 2004 to $162,012 in 2005, providing $121,210 of cash to the company. The improvement in the net receivable balance is a result of better management and increased collection efforts. The company's accounts payable affiliate balance decreased from $259,738 in 2004 to $34,782 in 2005, using $224,956 of cash.

        During 2005, the primary investing activities of the company's operations, excluding available-for-sale investment activities, included the purchase and sale of property, plant and equipment. The company expended $1,018,203 for purchases of property, plant and equipment.

        The company's financing activities provided $1,037,186 of cash in 2005 primarily from the sale of common stock. In addition, in 2005 the company repurchased $347,225 of its common stock from investors.

Seasonality

        The majority of our heating systems sales are in the winter, and the majority of our chilling systems sales are in the summer.

Quantitative and Qualitative Disclosures About Market Risk

        The company's exposure to market risk from changes in interest rates, and equity prices, has not changed materially from its exposure at December 31, 2005.

Off Balance Sheet Arrangements

        The company has no material off balance sheet arrangements.

Controls and procedures

        As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of controls and procedures and concluded that our controls are effective to give reasonable assurance that the information required to be disclosed by our company in reports that we file under the Exchange Act is recorded, processed, summarized and reported as when required. However, there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constitutes a significant deficiency in financial reporting. At this time management has decided that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties.

        The company had 10 employees as of September 30, 2006. Only one of those individuals is in the finance function, other than the Chief Financial Officer. This individual is responsible for receiving and distributing cash, billing, processing transactions, recording journal entries, reconciling accounts, and preparing the financial statements and related disclosures. He also has check signing authority, for transactions over $2,000. As a result, there is the potential for this individual to knowingly or unknowingly misappropriate assets or misstate our financial statements. To mitigate these risks, the Company has put in place procedures where the Chief Executive Officer, the President and the Chief Financial Officer have check signing authority. In addition they review and approve all material contracts, transactions and related journal entries. They are also responsible for reviewing and approving monthly financials and related reconciliations, budget to actual comparisons and the information required to be disclosed by the company in all reports we have and will file under the Exchange Act.

Item 3.    Description of Property

        Our headquarters are located in Waltham, Massachusetts and consist of 544 square feet of office and storage space that are leased from Tecogen. The lease expires on March 31, 2009. We believe that our facilities are appropriate and adequate for our current needs.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2006 for:

  •
  each of our executive officers and directors;

  •
  all of our executive officers and directors as a group; and

  •
  any other beneficial owner of more than 5% of our outstanding common stock.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of convertible debt, warrants and stock options that are convertible or exercisable within 60 days of September 30, 2006. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations are based on 24,339,850 shares outstanding as of September 30, 2006. Except as otherwise indicated in the table below, addresses of named beneficial owners are care of American DG Energy Inc., 45 First Avenue, Waltham, Massachusetts 02451.

	Beneficial Ownership
			Shares Beneficially Owned
Name and Address of Beneficial Owner	Outstanding Shares Beneficially Owned	Right to Acquire Within 60 Days After Sept. 30, 2006
			Number	Percentage
Holders of 5% or more of our voting securities:
John and Patricia Hatsopoulos 3 Woodcock Lane Lincoln, MA 01773	8,300,000	963,095	9,263,095	36.6%
George N. Hatsopoulos 233 Tower Road Lincoln, MA 01773	6,217,609	498,809	6,716,418	27.0%
IDS Technologies Ltd.(1) 4 Andrea Zakou Street Nicosia, Cyprus	0	4,761,905	4,761,905	16.4%
Joseph J. Ritchie 2100 Enterprise Avenue Geneva, IL 60134	1,998,750	0	1,998,750	8.2%
Joseph Giamanco 4 White Rock Terrace Holmdel, NJ 07733	900,000	900,000	1,800,000	7.1%
Daphne Hatsopoulos, as Trustee 1994 Trust f/b/o Marina Hatsopoulos Bornhorst 233 Tower Road Lincoln, MA 01773	1,336,195	0	1,336,195	5.5%
Directors and Officers:
John N. Hatsopoulos	8,300,000	963,095	9,263,095	36.6%
George N. Hatsopoulos	6,217,609	498,809	6,716,418	27.0%
Charles T. Maxwell	100,000	319,048	419,048	1.7%
Alan D. Weinstein	0	100,000	100,000	0.4%
Barry J. Sanders	80,000	332,500	412,500	1.7%
Anthony S. Loumidis	30,000	35,000	65,000	0.3%
Earl R. Lewis	0	0	0	0%
All executive officers and directors as a group (7 persons)	14,727,609	2,248,452	16,896,061	63.5%

(1)
The beneficial owner of IDS Technologies Ltd. is Konstantinos Samaras, whose address is c/o IDS Technologies Ltd.

Item 5.    Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

        The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o American DG Energy Inc., 45 First Avenue, Waltham, Massachusetts 02451.

Name	Age	Position
George N. Hatsopoulos	79	Chairman of the Board
John N. Hatsopoulos	72	Chief Executive Officer and Director
Barry J. Sanders	45	President and Chief Operating Officer
Anthony S. Loumidis	42	Chief Financial Officer and Treasurer
Charles T. Maxwell	75	Director
Alan D. Weinstein	64	Director
Earl R. Lewis	62	Director

        Mr. Lewis and Mr. Maxwell are the initial members of our audit committee. Mr. Lewis has been designated as the audit committee's financial expert within the meaning of SEC and Nasdaq rules. Dr. George Hatsopoulos and Mr. Weinstein are the initial members of our compensation committee. We do not have a nominating and corporate governance committee and do not believe that one is necessary or appropriate for a company of our size.

        Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors. George N. Hatsopoulos and John N. Hatsopoulos are brothers.

        George N. Hatsopoulos has been our Chairman of the Board since the organization of the company in July 2001. He is the founder and CEO of Pharos, LLC, an organization devoted to the creation of leading edge business ventures. He is the founder and chairman emeritus of Thermo Electron Corporation (NYSE:TMO), and served as Chairman and CEO since its founding in 1956 until his retirement from those positions in 1999. Dr. Hatsopoulos has served on the board of the Federal Reserve Bank of Boston, including a term as chairman. He was a member of the SEC Advisory Committee on Capital Formation and Regulatory Process, the Advisory Committee of the US Export-Import Bank, and the boards of various corporations and institutions. Dr. Hatsopoulos is a fellow of the American Academy of Arts and Sciences, the American Society of Mechanical Engineers and other scientific and technical organizations. He is the recipient of numerous honors and awards in engineering, science, industry and academics, has authored over 60 articles in professional journals, and is the principal author of textbooks in Thermodynamics and Thermionic Energy Conversion. Dr. Hatsopoulos has been a faculty member and senior lecturer at Massachusetts Institute of Technology and continues his association with the Institute as a Life Member of the Corporation and chair of the Department of Civil and Environmental Engineering Committee. Dr. Hatsopoulos holds a bachelors degree from the National Technical University of Athens, and masters and doctorate degrees from Massachusetts Institute of Technology—all in mechanical engineering.

        John N. Hatsopoulos has been our Chief Executive Officer since 2001. Mr. Hatsopoulos devotes a substantial majority of his business time to the affairs of the company. Mr. Hatsopoulos is also Partner and Managing Director of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also the Chairman of the Board of GlenRose Instruments Inc. Mr. Hatsopoulos is a co-founder of Thermo Electron Corporation and the retired President and Vice Chairman of the Board of that company. He is a member of the board of directors of TEI Biosciences Inc., and a "Member of the Corporation" for Northeastern University. Mr. Hatsopoulos graduated from Athens College in Greece, and holds a Bachelor Degree in History and Mathematics from Northeastern University as well as Honorary Doctorates in Business Administration from Boston College and Northeastern University.

        Barry J. Sanders has been our President and Chief Operating Officer since 2001. From 1992 to 2001, he served as Executive Vice President of Micrologic, Inc., an equipment asset management company where he directed the company's business-to-business group. From 1990 to 1992, he was the Marketing Manager at Andover Controls Corp., a building automation systems company, and from 1988 to 1990 he was at Tecogen where he directed the successful introduction of that company's DG chiller products. Mr. Sanders has also managed research and development projects for the New York State Energy Research and Development Authority ("NYSERDA") in Albany, NY, where he created the University-Industry Energy Research Program to accelerate commercialization of new technologies. Mr. Sanders has a BS degree in chemical engineering from the University of Rochester and an MBA in marketing from Rensselaer Polytechnic Institute.

        Anthony S. Loumidis has been our Chief Financial Officer and Treasurer since 2001. Mr. Loumidis devotes a substantial majority of his business time to the affairs of the company. Mr. Loumidis is also Partner and President of Alexandros Partners LLC, a financial advisory firm providing consulting services to early stage entrepreneurial ventures. He is also the Chief Financial Officer of GlenRose Instruments Inc. Mr. Loumidis was previously with Thermo Electron Corporation where he held various positions including National Sales Manager for Thermo Capital Financial Services, Manager of Investor Relations and Manager of Business Development of Tecomet, a subsidiary of Thermo Electron. Mr. Loumidis is an NASD registered representative, holds a Bachelor degree in Business Administration from the American College of Greece in Athens and an MBA from Northeastern University.

        Charles T. Maxwell has been a member of our Board of Directors since 2001. He is a widely recognized expert in the energy sector, with over 40 years of experience with major oil companies and investment banking firms. He is currently Senior Energy Analyst with Weeden & Co. of Greenwich, CT where he develops strategic data and forecasts on oil, gas and power markets. Since the early 1980's, he has been an active member of an Oxford-based organization comprised of OPEC and other industry executives from 30 countries who meet twice annually to analyze trends within the global energy industries and markets. Mr. Maxwell graduated cum laude in political sciences from Princeton University as a Jadwin Scholar and holds a BA from Oxford University as a Marshall Scholar in literature and history.

        Alan D. Weinstein has been a member of our Board of Directors since 2001. He is currently a consultant working with healthcare startups. He is the retired President of Premier Inc., a strategic alliance of over 1,700 hospitals throughout the U.S. Mr. Weinstein left Premier in 2000 after merging his previous company, Premier Health Alliance, with AmHS and SunHealth in 1995. During his tenure at Premier the alliance's members were group purchasing $12 billion annually in goods and services negotiated by Premier on their behalf. The alliance also provided its members with broad-based services including process design, benchmarking, performance improvement, technology assessment, insurance programs and biomedical engineering maintenance programs. From 1983 to 1995, Mr. Weinstein was the CEO and President of Premier Health Alliance, a strategic alliance owned by 54 teaching hospitals across the U.S. During his three-decade career in healthcare, Mr. Weinstein has supported medical care organizations in developing shared programs and achieving greater economies of scale. Mr. Weinstein currently serves on the board of the American International Health Alliance, and is a speaker and writer on collaborative endeavors in hospital and health system management. Mr. Weinstein has a BA from Allegheny College in Meadville, PA and an MBA from Cornell University.

        Earl R. Lewis became a member of our Board of Directors in September 2005. He is Chairman of the Board, Chief Executive Officer and President of FLIR Systems Inc. (NASDAQ:FLIR). Previously,

Mr. Lewis was CEO and President of Thermo Instrument Systems Inc., a publicly held subsidiary of Thermo Electron Corporation from 1998 to 2000, and held various senior management positions with that company since 1984. Mr. Lewis is a board member of Harvard Bioscience Inc. (NASDAQ:HBIO), as well as several private companies. He is on the Board of Trustees at Dean College and the Board of Associates at the Whitehead Institute. Mr. Lewis has a Bachelor of Science degree from Clarkson College of Technology. He has also completed the Manufacturing Management Program at Harvard University and Management Development Program at Northeastern University.

Board of Directors

        Our board currently consists of five directors. In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of our board of directors.

Board Committees

        Our board of directors has established an audit committee, to be effective immediately prior to the effectiveness of this registration statement. The members of our Audit Committee are independent as defined under Nasdaq rules and under the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

  Audit Committee

        The audit committee's responsibilities will include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent auditor;

  •
  overseeing the work of our independent auditor, including through the receipt and consideration of reports from the independent auditor;

  •
  reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from our independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent auditor and management; and

  •
  preparing the audit committee report required by SEC rules to be included in our proxy statements.

        All audit services and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

Compensation Committee

        The compensation committee's responsibilities will include:

  •
  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

  •
  determining the compensation of our chief executive officer;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans; and

  •
  reviewing and making recommendations to our board with respect to director compensation.

Corporate Governance

        We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In that regard, we have established and adopted a charter for our audit committee and for our compensation committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation Committee Interlocks and Insider Participation

        Two of our directors, George Hatsopoulos and John Hatsopoulos, are directors of Tecogen; George Hatsopoulos also serves as a member of our compensation committee. Other than that, none of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Item 6.    Executive Compensation

        The following summarizes the compensation earned during fiscal 2005 by our chief executive officer and by our only other executive officer who earned over $100,000 in compensation during the fiscal year. We use the term "named executive officers" to refer to these people later in this registration statement.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary($)	Bonus($)	Other Annual Compensation($)	Securities Underlying Options(#)	All Other Compensation($)
John N. Hatsopoulos(1) Chief Executive Officer	0	0	0	0	0
Barry J. Sanders President and Chief Operating Officer	163,770	0	0	0	0

        (1)   John N. Hatsopoulos did not received a salary, bonus or any other compensation in 2005, and will not receive a salary, bonus or any other compensation in 2006, excluding reimbursable expenses.

Option Grants in the Last Fiscal Year

        The following table lists each grant of stock options during fiscal year 2005 to the named executive officers. No stock appreciation rights have been granted to these individuals. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and

10% over the initial exercise price compounded annually from the date of grant until their expiration date. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted
		Percent of Total Options Granted to Employees in Fiscal Year
			Exercise Price Per Share(1)	Expiration Date
Name					5%	10%
John Hatsopoulos	0	0	0	0	0	0
Barry J. Sanders	50,000	16.4%	$0.70	3/14/2015	$22,011	$55,781

        (1)   This exercise price represents the fair market value per share of our common stock on the date of grant as determined by our board of directors.

Options Exercises and Fiscal Year End Values

        The following table sets forth certain information concerning the number and value of options exercised by the named executive officers during 2005, if any, and the number and value of any exercised and unexercised options held by the named executive officers at December 31, 2005. There was no public market for our common stock as of December 31, 2005. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at December 31, 2005 were exercised, determined by multiplying the number of shares underlying the options by the difference between the most recently determined fair market value determined by our board of directors, $0.70, and the per share option exercise price.

	Number of Securities Underlying Unexercised Option at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year End($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
John Hatsopoulos	0	0	0	0
Barry J. Sanders	320,000	50,000	$201,600	$0

Employee Benefit Plans

  2001 Stock Incentive Plan

        In December 2001, the company adopted the 2001 Stock Incentive Plan, which was amended in May 2003. The Stock Incentive Plan authorizes the issuance of incentive stock options, non-qualified stock options, restricted stock and stock awards to the company's employees, officers, directors, consultants and service providers for the purchase of up to 4,000,000 shares of Common Stock. The Stock Incentive Plan will terminate no later than December 2011. As of September 30, 2006, there were outstanding under the Stock Incentive Plan:

  (a)
  Incentive and non-qualified options to acquire 1,670,000 shares of Common Stock granted, of which 1,170,000 shares have an exercise price of $0.07 per share, and 500,000 shares have an exercise price of $0.70 per share;

  (b)
  180,000 shares of restricted Common Stock at a purchase price of $0.0007 per share; and

  (c)
  257,500 shares of restricted Common Stock at a purchase price of $0.001.

        All of the options and restricted shares are subject to vesting requirements and the company has the right to cancel or repurchase at cost all unvested stock options or restricted shares at the time the recipient's employment or consulting relationship with the company is terminated.

  401(k) Plan

        Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan based on participant contributions up to a maximum of 4.5% of each participant's salary. We have contributed $10,606 to the Plan for the year ended December 31, 2005.

Director Compensation

        Beginning at such time as this Form 10-SB becomes effective, each director who is not also one of our employees will receive a fee of $500 per day for service on the board, plus an additional fee of $500 per day for serving on each of the audit and compensation committees. Non-employee directors also will be eligible to receive stock options under our equity incentive plan.

        We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending board of directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director.

Item 7.    Certain Relationships and Related Transactions

        In January 2006 the company entered into a Facilities, Support Services and Business Agreement with Tecogen Inc.

        The company has purchased the majority of its cogeneration units from Tecogen. For the nine months ended September 30, 2006, the company purchased energy generation assets in the amount of $909,339 from Tecogen. In addition, Tecogen paid certain operating expenses, including benefits and insurance, on behalf of the company in the amount of $288,926, and the company has leased office space from Tecogen. These costs were reimbursed to Tecogen by the company. Tecogen has a sublease agreement for the office building, which expires on March 31, 2009. The company's rent expense was determined on a square foot usage basis. Under this sub-lease arrangement, rent expense amounted to $6,444 for the nine-month period. At September 30, 2006, the company owed Tecogen $285,451 which is classified in the "Accounts payable—affiliate" account in the accompanying balance sheet.

        On April 1, 2006, the following persons converted demand notes from the company into shares of common stock or convertible debentures of the company—George Hatsopoulos and spouse: $350,000 into 500,000 shares of common stock at a price of $0.70 per share; and John Hatsopoulos and spouse: $350,000 into 500,000 shares of common stock at a price of $0.70 per share, and $550,000 into the company's 8% convertible debentures for an aggregate principal amount equal to the principal and accrued interest converted. The terms of the foregoing transactions are as fair as would have been obtained with unrelated parties.

        In May of 2006, the company loaned $125,000 to its minority interest partner in ADGNY due on May 31, 2006. The principal earns interest at 12% per annum and as of September 30, 2006 there was a principal amount of $120,000 due. The note receivable is classified in the "Due from related party" account in the accompanying balance sheet.

Item 8.    Description of Securities

General

        The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this Form 10-SB and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the effectiveness of this registration statement. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

        Upon the effectiveness of this registration statement, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

        As of September 30, 2006, we had issued and outstanding 24,339,850 shares of common stock and no outstanding shares of preferred stock.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

        In connection with the sale of common stock in 2003, 2004 and 2005, the company issued 450,000 shares of common stock with redemption rights at a price of $0.70 per share. The company granted to the purchasers the right to require that such shares be repurchased by the company at cost if within a certain period of time the shares have not been registered under the Securities Act of 1933 and listed on a national securities exchange or Nasdaq.

Preferred Stock

        Our charter provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

  •
  the number of shares;

  •
  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

  •
  any qualifications, limitations or restrictions.

        We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plans to issue any preferred stock.

Convertible Debentures

        On April 15, 2006, the company issued convertible debentures totaling $2,800,000 to existing investors. The debentures accrue interest at a rate of 8% per annum and are due 5 years from the issuance date. The debentures are convertible, at the option of the holder, into a number of shares of common stock as determined by dividing the original outstanding amount of the respective debenture by the conversion price of $0.84 (rounded up). The initial conversion price of the debenture is $0.84 and is subject to adjustment in accordance with the agreement. In June of 2006, the company issued additional debentures totaling $3,275,000 on the same terms. As of September 30, 2006, there were 7,232,145 shares of common stock issuable upon conversion of our outstanding convertible debentures.

Options

        As of September 30, 2006, we had 1,670,000 options outstanding under our stock incentive plan at a weighted average exercise price of $0.26. Of these options, as of such date, options for 1,287,500 shares were exercisable, and options for 382,500 shares were not exercisable.

Warrants

        As of December 2006, the Company had issued warrants (the "Warrants") to a limited number of accredited investors to purchase an aggregate of 3,895,000 shares of Common Stock at a price of $0.70, out of which 3,695,000 are currently outstanding. Each Warrant represents the right to purchase one share of Common Stock for a period of three or five years from the date the Warrant was issued.

Registration Rights

        The company is not a party to any registration rights agreements.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

        We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        In addition, our by-laws provide that only our board of directors or our chairman, chief executive officer or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

        To be "properly brought" before an annual meeting, the proposals or nominations must be:

  •
  specified in the notice of meeting;

  •
  brought before the meeting by or at the direction of our board of directors; or

  •
  brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder's intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

        In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

        Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

Holders

        As of September 30, 2006, there were 82 holders of record of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" for information on the holders of our common stock. Also see "Description of Securities" for a description of our outstanding and issued capital stock.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 243,398 shares of our common stock; or

  •
  the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.

        Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of American DG Inc., is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Outstanding Common Stock

        Under Rule 144, 21,931,250 additional shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of the effectiveness of this registration statement.

        Under Rule 144(k), 1,817,500 shares of our common stock are eligible for resale under Rule 144(k) without any additional holding period.

Options

        Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold by persons, other than affiliates, beginning 90 days after the date of the effectiveness of this registration statement, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144 without compliance with its one-year minimum holding period.

        As of September 30, 2006, we had 1,670,000 options outstanding under our stock incentive plan at a weighted average exercise price of $0.26. Of these options, as of such date, options for 1,287,500 shares were exercisable, and options for 382,500 shares were not exercisable.

        We intend to file one or more registration statements on Form S-8 under the Securities Act following the effectiveness of this registration statement to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, subject in certain cases to vesting of such shares.

Convertible Debentures and Warrants

        As of September 30, 2006, there were 7,232,145 shares of common stock issuable upon conversion of our outstanding convertible debentures, and warrants outstanding to purchase a total of 3,695,000 shares of common stock. The convertible debentures are convertible at a conversion price of $0.84 per share, and the warrants have an exercise price of $0.70 per share.

        As soon as practical following the date of the effectiveness of this registration statement, we intend to file with the Securities and Exchange Commission a registration statement covering the shares of common stock issuable upon conversion or exercise of our outstanding convertible debentures and warrants. The shares covered by those registration statements will be freely tradeable following the effectiveness of the registration statement.

Dividends

        We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

Item 2.    Legal Proceedings

        We are not currently a party to any other material litigation, and we are not aware of any pending or threatened litigation against us that could have a material adverse affect on our business, operating results or financial condition.

Item 3.    Changes in and Disagreements with Accountants

        On May 31, 2006, we engaged Vitale, Caturano & Company, Ltd. ("Vitale, Caturano") as our principal independent registered public accountants. We have also engaged Vitale, Caturano & Company, Ltd. for 2006 tax compliance services and had previously consulted with Vitale, Caturano concerning the tax treatment of certain transactions, specifically the spin out transaction of Tecogen. We have not consulted Vitale, Caturano with regard to the application of accounting principles to any transaction, the type of audit opinion that might be rendered on our financial statements or any disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-B) during the fiscal years ended December 31, 2005 and December 25, 2004 or the subsequent interim period.

        Our previous principal independent registered public accountants were Carlin, Charron & Rosen, LLP, ("CCR"). CCR had previously audited our financials statements and issued an opinion on our 2005 financial statements on February 15, 2006. CCR were the auditor's of our financials statements for the years ended December 27, 2003, December 25, 2004 and December 31, 2005.

        As approved by our Board of Director's, we dismissed CCR on May 31, 2006. CCR's reports on our financial statements for the fiscal years ended December 31, 2005 and December 25, 2004 did not contain either an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. In connection with this filing, we updated the 2005 financial statements to be in accordance with PCAOB and Security and Exchange Commission rules and regulations. CCR audited the changes to 2005 financial statements and brought down the date of their opinion to October 30, 2006.

        At no time during the fiscal years ended December 31, 2005 and December 25, 2004 or the subsequent interim period through September 30, 2006 were there any disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-B) between us, and CCR on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Item 4.    Recent Sales of Unregistered Securities

        Set forth below is information regarding common stock issued, warrants issued and stock options granted by the company within the past three years. Also included is the consideration, if any, we received and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

  Common Stock and Warrants

        In December 2003, the company raised funds through a private placement of shares of common stock to a limited number of accredited investors. The private placement was kept open to investors until the final closing date on December 31, 2005. In connection with the private placement, we issued warrants to purchase an aggregate of 3,195,000 shares of common stock at a price of $0.70. All of such investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D thereunder.

        In March 2005, the company issued warrants to purchase 500,000 shares of common stock at an exercise price of $0.70 per share to certain board members and members of management in consideration for their giving personal guarantees of certain company obligations. Each warrant represents the right to purchase one share of common stock for a period of five years from the date the warrant was issued. Such transactions were on terms that were at least as fair to the company as it could have obtained from outside investors.

        All of such investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D thereunder.

  Conversion of Demand Notes

        On April 1, 2006, certain investors converted demand notes payable to them by the company aggregating $1,350,000 in principal and accrued interest into shares of common stock and convertible debentures of the company as follows: George Hatsopoulos and spouse converted $350,000 principal amount demand notes into 500,000 shares of common stock at a price of $0.70 per share; John Hatsopoulos and spouse converted $350,000 principal amount demand notes into 500,000 shares of common stock at a price of $0.70 per share; John Hatsopoulos and spouse converted $550,000 principal amount demand notes into the company's 8% convertible debentures; George Hatsopoulos and spouse converted $30,000 of accrued interest related to the demand notes into the company's 8% convertible debentures; and John Hatsopoulos and spouse converted $70,000 of accrued interest related to the demand notes into the company's 8% convertible debentures. Exemption is claimed under Section 3(a)(9) and/or Section 4(2) of the Securities Act, and/ or Regulation D thereunder.

  Restricted Stock Grants

        On June 7, 2006, the company made restricted stock grants to 10 employees by permitting them to purchase an aggregate of 257,500 shares of common stock at a price of $0.001 per share. Additionally, on October 4, 2006, the company made a restricted stock grant to one employee for 30,000 shares of common stock at a price of $0.001 per share and to a consultant for 56,000 shares of common stock at a price of $0.001 per share, subject to a vesting schedule based on performance. Such transactions were exempt from registration under the Securities Act under Section 4(2), Regulation D and/or Rule 701 thereunder.

        On July 1, 2006, the company made restricted stock grants to 12 persons who were employees of, or otherwise associated with Tecogen Inc., to by permitting them to purchase an aggregate of 876,800 shares of common stock at a price of $0.001 per share. Such transactions were exempt from registration under the Securities Act under Section 4(2), Regulation D and/or Rule 701 thereunder.

  8% Convertible Debentures

        From April 15, 2006 to June 30, 2006, the company sold an aggregate of $6,075,000 principal amount of its 8% convertible debentures to an aggregate of 15 persons. The foregoing includes the demand notes converted by Messrs. Hatsopoulos referred to above. The initial conversion price into common stock is $0.84. Total proceeds were approximately $5,425,000. In connection with such transaction, a consultant received 4,300 shares of common stock as a commission. All of such investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D thereunder.

  Stock Options

        Since December 2003, we have granted stock options under our stock option plan to an aggregate of 9 employees, directors and consultants at a weighted average exercise price of $0.70. The grant of such options was exempt from registration under Rule 701 under the Securities Act.

        No underwriters were involved in the foregoing sales of securities. All purchasers of shares of our convertible debentures and warrants described above represented to us in connection with their purchase that they were accredited investors and made customary investment representations.

Item 5.    Indemnification of Directors and Officers

        The Delaware General Corporation Law, our charter and by-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our corporate charter and by-laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

        Our current insurance policy expires on November 15, 2006. Upon renewal, and prior to the effectiveness of this registration statement, we expect to obtain insurance coverage that includes our directors and officers.

        The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to this Form 10-SB and to Delaware law. The description of liability limitations and indemnification reflects provisions of our amended and restated charter and by-laws that will become effective upon the effectiveness of this registration statement. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

        Our charter and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

        Our charter and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our charter or by-laws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

PART F/S—FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
 American DG Energy
Waltham, Massachusetts

        We have audited the accompanying consolidated balance sheet of American DG Energy and Subsidiaries (f/k/a American Distributed Generation, Inc., hereinafter the Company) as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 2005 and December 25, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American DG Energy and Subsidiaries as of December 31, 2005, and the consolidated results of its operations and cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CARLIN, CHARRON & ROSEN, LLP Boston, Massachusetts October 30, 2006

AMERICAN DG ENERGY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2005

2005
ASSETS
Current assets
Cash and cash equivalents	$84,492
Accounts receivable, net	162,012
Due from related party	26,750
Prepaid assets	95,235

368,489
Property and equipment, net	2,392,958

Total assets	$2,761,447

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term notes payable—stockholders	$1,250,000
Accounts payable	67,973
Accrued expenses and other current liabilities	208,024
Accounts payable—affiliate	34,782

1,560,779

Redeemable common stock, $0.001 par value; 450,000 shares issued and outstanding	315,000

Total liabilities	1,875,779

Minority interest	515,525
Stockholders' equity
Common stock, $0.001 par value; 50,000,000 shares authorized; 21,751,250 issued and outstanding	21,751
Additional paid-in capital	4,233,176
Accumulated deficit	(3,884,784)

370,143

Total liabilities and stockholders' equity	$2,761,447

See Notes to Consolidated Financial Statements

AMERICAN DG ENERGY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2005 and December 25, 2004

	2005	2004
Net sales	$2,167,726	$1,327,695
Cost of sales
Fuel and maintenance	1,577,645	871,744
Depreciation expense	181,185	130,940

	1,758,830	1,002,684
Gross profit	408,896	325,011

Operating expenses
General and administrative	705,412	818,511
Selling	175,829	96,848
Engineering	206,040	38,115

	1,087,281	953,474

Loss from operations	(678,385)	(628,463)

Other income (expense)
Interest income	14,505	9,371
Interest expense	(46,029)	(36,789)
Other	(2,508)	2,359

	(34,032)	(25,059)

Net loss before minority interest	(712,417)	(653,522)
Minority interest	99,689	72,561

Net loss	$(812,106)	$(726,083)

Basic (loss) per common share	$(0.04)	$(0.03)

Diluted (loss) per common share	$(0.04)	$(0.03)

Weighted average shares used to compute basic loss per common share	22,503,360	22,724,959

Weighted average shares used to compute diluted loss per common share	22,503,360	22,724,959

See Notes to Consolidated Financial Statements

AMERICAN DG ENERGY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and December 25, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Treasury Stock	Total
Balance at December 27, 2003	21,900	2,310,723	(1,369,095)	(9,000)	(215)	954,313
Issuance of common stock	575	634,425	—	—	—	635,000
Retirement of treasury stock	(215)	—	—	—	215	—
Net loss	—	—	(726,083)	—	—	(726,083)
Amortization of unearned compensation	—	—	—	4,500	—	4,500

Balance at December 25, 2004	22,260	2,945,148	(2,095,178)	(4,500)	—	867,730
Issuance of common stock (net of issuance costs of $25,256)	1,490	1,433,254	—	—	—	1,434,744
Retirement of common stock	(1,999)	(145,226)	—	—	—	(147,225)
Dividend—common stock	—	—	(977,500)	—	—	(977,500)
Net loss	—	—	(812,106)	—	—	(812,106)
Amortization of unearned compensation	—	—	—	4,500	—	4,500

Balance at December 31, 2005	$21,751	$4,233,176	$(3,884,784)	$—	$—	$370,143

See Notes to Consolidated Financial Statements

AMERICAN DG ENERGY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and December 25, 2004

	2005	2004
Cash flows from operating activities
Net loss	$(812,106)	$(726,083)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	181,185	130,940
Minority interest in net income of consolidated subsidiaries	99,689	72,561
Amortization of unearned compensation expense	4,500	4,500
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable, net	121,210	(216,946)
Due from related party	48,250	27,793
Prepaid assets	(95,235)	—
Increase (decrease) in:
Accounts payable	(32,894)	58,383
Accrued expenses and other current liabilities	43,925	(37,173)
Accounts payable—affiliate	(224,956)	(319,175)

Net cash (used in) provided by operating activities	(666,432)	(1,005,200)

Cash flows from investing activities
Acquisition of property and equipment	(1,018,203)	(498,004)
Cash flows from financing activities
Proceeds from sale of common stock	1,564,744	775,000
Proceeds from notes payable—stockholders	—	1,075,000
Repurchase of outstanding common stock	(347,225)	—
Minority distribution from consolidated subsidiaries	(180,333)	(53,902)

Net cash provided by financing activities	1,037,186	1,796,098

Net (decrease) increase in cash and cash equivalents	(647,449)	292,894
Cash and cash equivalents—beginning	731,941	439,047

Cash and cash equivalents—ending	$84,492	$731,941

Supplemental disclosures for cash flow information:
Cash paid during the year for:
Interest	—	—

Income Taxes	$6,189	$1,475

Non-cash investing and financing items:
Common Stock distributed as dividend	$977,500	$—

Property and equipment acquired through in-kind installation contributed as equity by minority interest holder	$133,750	$102,800

See Notes to Consolidated Financial Statements

1.     Nature of Operations

        American DG Energy (a Delaware corporation) and Subsidiaries (together, the company) provide a range of innovative products and services which support the emerging market for on-site generation of electricity, heating, and cooling of commercial, institutional, and light-industrial facilities. The company's customers are located in regions with the highest utility rates, typically California, the Midwest and the Northeast.

        On May 30, 2003, American DG, Inc. changed its name to American Distributed Generation, Inc. and subsequently changed its name to American DG Energy. Additionally, American DG Energy (the Parent) formed a new wholly owned Delaware subsidiary called American DG Energy, Inc. (Energy). The Parent company then transferred, in a tax-free transaction, all of the operating assets and liabilities of its distributed generation business to the newly formed subsidiary in exchange for 1,000,000 shares of $0.001 par value common stock in Energy.

        Energy has established eighteen co-generation sites as of December 31, 2005. Energy typically purchases the co-generation units from an affiliate and accounts for these co-generation units as long-lived assets. The co-generation units are then installed and serviced by the company's minority stockholder. The company records the co-generation units and the associated installation costs at fair value in the accompanying consolidated financial statements. Management evaluates the fair value and any related impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, whereby the asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable (Note 5).

        The company has sustained recurring operating losses since its inception. The company's cash flow needs for growth and working capital during the past few years have been funded primarily through private equity transactions. As of December 31, 2005, the company had cash available for operations totaling approximately $84,000. Management represents that it has made arrangements for additional funding and conversion of a portion of the existing short-term notes payable—stockholders to common stock and for the remaining short-term notes payable—stockholders to be exchanged for convertible debentures (Note 12) to sustain operations for fiscal 2006. The company believes that as a result of its additional funding and coupled with the spin-off of its Tecogen subsidiary, that it will generate sufficient cash flow to meet its working capital requirements for the next fiscal year. However, the company expects that it will need to raise substantial additional capital to meet its long-term business plan. In addition, the company may wish to selectively pursue possible acquisitions of businesses and to form new strategic joint ventures in the future with entities with technologies, content, or products complementary to those of the company in order to expand its presence in the marketplace and achieve operating efficiencies. While the company expects to obtain additional funding through private equity or a public offering, there can be no assurance as to the availability or terms upon which such funding might be available.

2.     Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

        The company's accounting period ends on the last Saturday of December.

Basis of Presentation and Consolidation Policy

        The accompanying consolidated financial statements include the accounts of American DG Energy, its wholly owned subsidiary American DG Energy, Inc. and its 51% joint venture, American DG New York, LLC (NY, LLC), and Hermany Energy, LLC ("Hermany") (see Note 12), of which NY, LLC is a 50% member (referred to hereafter as "Investee entities"), after elimination of all material intercompany accounts, transactions and profits. Investee entities in which American DG Energy, Inc. owns directly or indirectly 50% or more of the membership interests have been consolidated as a result of the company's control over the investee entities. All significant intercompany accounts and transactions are eliminated. Minority interests in the net assets and earnings or losses of consolidated Investee entities are reflected in the caption "Minority interest" in the accompanying consolidated financial statements. Minority interest adjusts the consolidated results of operations to reflect only American DG Energy's share of the earnings or losses of the consolidated Investee entities. Upon dilution of ownership below 50%, the accounting method is adjusted to the equity or cost method of accounting, as appropriate, for subsequent periods.

Change in Reporting Entity

        Starting in May of 2003, American Distributed Generation, Inc. operated as holding company with two subsidiaries, American DG Energy, Inc. and Tecogen Inc. Tecogen is a manufacturer of combined heat and power systems and cooling equipment. American DG Energy Inc. distributes and operates on-site cogeneration systems that produce both electricity and heat, and its business is to own the equipment that it installs at customers' facilities and to sell the energy produced by these systems to the customers on a long-term contractual basis. The cogeneration systems produce electricity from an internal combustion engine driving a generator, while the heat from the engine and exhaust is recovered and typically used to produce heat and hot water for on-site processes. American DG Energy Inc. also distributes and operates water chiller systems that operate in a similar manner. Tecogen is a products-engineering company. American DG Energy Inc. is an on-site utility business that offers customers long-term contracts for electricity and other services. By contrast to Tecogen, American DG Energy Inc. is fundamentally a service company.

        Based upon the differing directions Tecogen and American DG Energy Inc. were moving in, American Distributed Generation, Inc., the holding company for both, decided to separate the two subsidiaries into two completely independent companies, each with their own board of directors and shareholders. Accordingly, on December 31, 2005, American Distributed Generation, Inc.'s board of directors approved a 2.220102-for-1 stock split of the outstanding shares of common stock of Tecogen. American Distributed Generation, Inc. then distributed the post-split shares of Tecogen common stock to its stockholders through a taxable dividend equal to one share of the post-split shares of Tecogen common stock for each share of common stock held by stockholders of record of American Distributed Generation, Inc. at December 31, 2005. American DG Energy Inc. then merged into its parent, American Distributed Generation, Inc., and the surviving company changed its name to American DG Energy Inc. The surviving corporation elected to characterize the Tecogen spin-off transaction as resulting in a change in the reporting entity and restated its historical financial statements in the manner specified by paragraph 34 of APB Opinion 20.

        The company and Tecogen are in dissimilar businesses, have been managed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off.

        The accompanying consolidated financial statements present the company's financial position after the spin out of Tecogen. Accordingly, the 2004 financial statements have been prepared on a pro-forma basis, excluding the account balances and results of operations of Tecogen. As of December 31, 2005,

Tecogen had approximately $4 million in assets (unaudited), consisting of accounts receivable, inventory and fixed assets. For the year ended December 31, 2005, Tecogen had approximately $13 million in revenue (unaudited). During the years ended December 31, 2005 and December 25, 2004, Tecogen reported a net loss (unaudited) of $828,156 and $1,081,533 respectively. These amounts are not included in the accompanying consolidated statements of operations.

        As previously mentioned, the company merged into American Distributed Generation, Inc., and the surviving corporation changed its name to American DG Energy, Inc. Prior to the merger, American Distributed Generation, Inc. was a holding company and had no material assets or operations. This merger was accounted as an exchange of shares between entities under common control in accordance with EITF Issue No. 90-5, "Exchanges of Ownership Interests between Entities under Common Control," and paragraphs D11-D13 of Statement 141 which carries forward without reconsideration the guidance in the EITF interpretation. Financial statements and financial information presented for prior years have been restated to furnish comparative information.

Cash Equivalents

        The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment and Depreciation and Amortization

        Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. We use 10 years for the majority of our assets such as our energy systems and use 3-5 years for computer equipment, software, office furniture etc. Repairs and maintenance are expensed as incurred. Maintenance costs are expensed not capitalized.

Fair Value of Financial Instruments

        The company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Stock-Based Compensation

        The company accounts for stock option awards granted to officers, directors, and employees (collectively employees) under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no stock-based employee compensation cost is reflected in net income, as all options granted to employees have been granted at no less than fair market value on the date of grant. The company applies the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") for such employee stock option awards.

        For purposes of providing pro forma disclosures for employee grants, the fair value of options was estimated at the date of grant using the minimum value option pricing method. The following assumptions were used in determining fair value through the minimum value method:

	2005	2004
Expected term	5 years	5 years
Average risk-free interest rate	4.22%-4.41%	3.53%-3.63%
Volatility and dividend yield	0%	0%

        The weighted average fair value of options granted during 2005 and 2004 was $0.35 and $0.30, respectively. The company recognizes forfeitures as they occur. Had the company determined compensation expense for its incentive stock options in accordance with the fair value methodology prescribed by SFAS 123, the company's pro forma net loss would have been:

	2005	2004
Net loss—reported	$(812,106)	$(726,083)
Deduct total stock-based compensation expense determined under fair value based methods, net of related tax effects	9,343	3,722

Proforma net loss	$(821,449)	$(729,805)

        For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects.

Revenue Recognition

        Revenue from our energy systems is recognized when energy is used by our customers. We sell energy to our customers at a guaranteed rate that is at or below rates charged by conventional utility suppliers. Our monthly customer invoice is based on a formula that is defined in each customer agreement. Each month our energy systems produce energy in the form of electricity, heat, hot water and cooling. At the end of each month, we read the meters on our equipment that indicate the amount of energy produced and delivered to our customer for the period. Typically, our revenue for the period is calculated by multiplying the meter readings times the current price of energy charged by conventional utility suppliers, and then subtracting the appropriate contracted discount and any other adjustments.

        We do not have any material contracts where we have recognized revenue based on the sale or installation of our energy systems. Additionally we do not have any revenue associated with maintenance or servicing the energy systems.

Income Taxes

        The company accounts for income taxes according to the liability method. Under this method deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Related Party

        Financial Accounting Standards Board Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities" ("FIN 46-R") provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The company evaluates the applicability of FIN 46-R to partnerships and joint ventures at the inception of its participation to ensure its accounting is in accordance with the appropriate standards.

        The company has a variable interest in Tecogen through its contractual interests in that entity; however, the company is not the primary beneficiary and does not have any exposure to loss as a result of its involvement with Tecogen. See Note 9 to the company's consolidated financial statement for discussion of the company's involvement with Tecogen.

New Accounting Standards

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123 (R)). SFAS 123 (R) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. The company will adopt SFAS 123 (R) on January 1, 2006 and is required to use the prospective transition method. All share-based payments granted prior to the adoption date will continue to be disclosed as a proforma adjustment as required by SFAS 123 and SFAS 148. The company will begin to recognize the compensation cost for all share-based payments in their statement of operations for grants after the adoption date. The compensation cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

3.     Concentration of Credit Risk

Cash and cash equivalents

        The company has cash balances in certain financial institutions in amounts which occasionally exceed current federal deposit insurance limits. The financial stability of these institutions is continually reviewed by senior management.

Accounts receivable

        The company maintains receivable balances primarily with customers located throughout New York and New Jersey. The company reviews its customer's credit history before extending credit and generally does not require collateral. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Generally, such losses have been within management's expectations. Included in accounts receivable as of December 31, 2005 are amounts from four major customers accounting for approximately 58% of total accounts receivable. There were sales to three customers accounting for approximately 36% of total sales for the year ended December 31, 2005. There were sales to four customers accounting for approximately 60% of total sales for the year ended December 25, 2004.

Accounts payable

        Included in accounts payable as of December 31, 2005 are amounts due to five major vendors accounting for approximately 77% of total accounts payable. Purchases from four vendors accounted for approximately 54% of total cost of goods sold for the year ended December 31, 2005. Purchases from four vendors accounted for approximately 62% of total cost of goods sold for the year ended December 25, 2004.

Supply Concentrations

        Approximately 100% of the company's cogeneration unit purchases for the year ended December 31, 2005 were from one vendor (see Note 9). Management believes there are sufficient alternative vendors available to ensure a constant supply of cogeneration units on comparable terms. However, in the event of a change in suppliers, there could be a delay in obtaining units which could result in a temporary slowdown of installing additional income producing sites. In addition, approximately all of Energy's units are installed and maintained by the minority interest holder. Management believes there are sufficient alternative vendors available to ensure a constant supply of installation services on comparable terms. However, in the event of a change of the contractor, there could be a delay in installation or maintenance services.

4.     Accounts Receivable

        Accounts receivable are presented net of an allowance for doubtful collections of $0 at December 31, 2005. In determining the allowance, objective evidence that a single receivable is uncollectible as well as a historical pattern of collections of accounts receivable that indicate that the entire face amount of a portfolio of accounts receivable may not be collectible is considered at each balance sheet date.

5.     Property and Equipment

        Property and equipment consists of the following as of December 31, 2005:

2005
Computer equipment and software	$10,342
Machinery and equipment	124,804
Co-generation units and installation	2,048,008
Furniture and fixtures	906

2,184,060
Less—accumulated depreciation	348,250

1,835,810
Construction in process	557,148

$2,392,958

        Depreciation of property and equipment totaled $181,185 and $130,940 for the years ended December 31, 2005 and December 25, 2004, respectively.

        The company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires the recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of the assets are no longer appropriate. At December 31, 2005 the company determined that its long-lived assets are recoverable.

6.     Common Stock

        The holders of common stock have the right to vote their interest on a per share basis. In connection with the outstanding shares, there are 3,695,000 fully vested exercisable warrants outstanding at $0.70 per share, which expire between 2006 and 2010.

        The company has also issued redeemable common stock. The holders of the shares of the redeemable common stock may elect to require the company to redeem their shares, if certain obligations are not met in accordance with the terms of the redemption agreement. Due to the redemption features, the common stock is classified separately in the accompanying balance sheet of

December 31, 2005. At the end of 2004 the company had outstanding 550,000 shares of common stock subject to redemption at $0.70 per share with various expiration dates. In 2005, the company issued an additional 100,000 shares of common stock subject to redemption at $0.70 per share and accepted redemption for 200,000 redeemable shares of common stock at $0.70.

        On February 1, 2005, the company entered into an agreement with Craig Drill Capital, L.P. ("CDC"), a New York based fund-management company, to purchase from CDC shares of the capital stock of the company and pay down certain outstanding promissory notes of the company held by CDC. Under the terms of the agreement the company, in 2005, purchased 1,998,750 shares of the company's common stock, at the original purchase price, without any appreciation rights for the amount of $147,225.

7.     Employee Benefit Plan

        The company has a defined contribution retirement plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code ("IRC"). Under the Plan, employees meeting certain requirements may elect to contribute a percentage of their salary up to the maximum allowed by the IRC. The company matches a variable amount based on participant contributions up to a maximum of 4.5% of each participant's salary. The company contributed $10,606 and $6,347 to the Plan for the years ended December 31, 2005 and December 25, 2004, respectively.

8.     Stock Options

        In 2003, the company adopted the American Distributed Generation, Inc. stock incentive plan under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the company.

        The maximum number of shares of stock allowable for issuance under the Plan is 4,000,000 shares of common stock, including 180,000 restricted shares as of December 31, 2005. These options, of which none have been exercised at December 31, 2005, are exercisable within a five-year or ten-year period from the date of grant and vest based upon the terms within the individual option grants, usually over a two- or four-year period with an acceleration of the unvested portion of such options upon a liquidity event, as defined in the company's stock option agreement. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.

        Stock option activity for the Plan for the years ended December 31, 2005 and December 25, 2004 is as follows:

			Weighted Average
	Number Of Options	Exercise Price per Share	Exercise Price	Remaining Life
Outstanding December 27, 2003	2,735,000	$0.07-$0.70	$0.08	2.72 years

Granted	195,000	$0.70	$0.70
Exercised
Forfeited	(45,000)	$0.07	$0.07

Outstanding December 25, 2004	2,885,000	$0.07-$0.70	$0.12	2.23 years

Granted	305,000	$0.70	$0.70
Exercised
Forfeited	(35,000)	$0.70	$0.70

Outstanding December 31, 2005	3,155,000	$0.07-$0.70	$0.17	1.49 years

Exercisable at December 31, 2005	2,653,750	$0.07-$0.70	$0.08

Exercisable at December 25, 2004	2,421,250	$0.07-$0.70	$0.07

Available for grant at December 31, 2005	450,000

Available for grant at December 25, 2004	720,000

9.     Related Party Transactions

        During the years ended December 31, 2005 and December 25, 2004, the company purchased energy generation assets in the amount of $618,373 and $496,458, respectively, from Tecogen. In addition, Tecogen paid certain operating expenses, including benefits, insurance and payroll, on behalf of the company in the amount of $1,210,013 and $330,087 for December 31, 2005 and December 25, 2004, respectively, which were reimbursed by the company. At December 31, 2005 and December 25, 2004, the company owed Tecogen $34,782 and $259,738, respectively.

Commitments

        During the periods presented, the company leased office space from Tecogen through a sublease agreement for their office building, which expires on March 31, 2009. The company's rent expense was determined on a square foot usage basis. Under this sub-sub lease arrangement, rent expense amounted to $8,440 and $4,861 in 2005 and 2004, respectively.

        In January 2006, we entered into a Facilities, Support Services and Business Agreement with Tecogen to provide the company with certain office and business support services for a period of one year, renewable annually by mutual agreement. Under the agreement the company receives beneficial pricing in terms of a volume discount on cogeneration units and chiller products purchased from Tecogen. Additionally, for certain sites, the company hires Tecogen to service the company's chiller and cogeneration products currently in service. In New England, the company has exclusive sales representation rights to their cogeneration products. The company has granted Tecogen sales representation rights to our on-site utility energy service in California.

        In July 2006, the company issued 876,800 shares of common stock at a price of $0.001 per share to twelve people who were either employees to Tecogen or were associated with Tecogen in order to recognize their contribution of past services associated with the creation of the Company. The fair value of the shares was estimated to be $0.70 at the time these were issued, which was the price of the December, 2005 private placement of common stock offered to accredited investors.

Short-Term Notes Payable—Stockholders

        The company had the following short-term notes payable to stockholders as of December 31, 2005 and December 25, 2004:

	2005	2004
Notes payable to stockholders, interest at 4%	$1,075,000	$1,075,000
Notes payable to stockholders, interest at 4.25%	150,000	150,000
Notes payable to stockholder, interest at 5%	25,000	25,000

	$1,250,000	$1,250,000

        The above notes are due upon the earlier of the following events: either written demand for payment delivered by lenders to the company or the consummation of any financing by the company in cumulative total of at least $500,000. There are no collateral or covenant requirements associated with these notes. The company recognized interest expense in the amount of $50,625 and $36,458 for the years ended December 31, 2005 and December 25, 2004, respectively. The notes payable were subsequently converted to equity and convertible debentures (Note 12).

10.   Deferred Income Taxes

        The components of net deferred tax assets recognized in the accompanying consolidated balance sheets at December 31, 2005 and December 25, 2004 are as follows:

	2005	2004
Net operating loss carryforwards	$1,342,000	$770,000
Accrued expenses and other	39,000	—
Depreciation	(64,000)	(93,000)

	1,317,000	677,000
Valuation allowance	(1,317,000)	(677,000)

Net deferred tax asset	$—	$—

        The company has federal and state loss carry-forwards of approximately $3,108,000 and $3,006,000, respectively, which may be used to offset future federal and state taxable income, expiring at various dates through 2025. Management has determined that it is morel likely than not that the company will not recognize the benefits of federal and state deferred tax assts and as a result, has record a valuation allowance against the entire deferred tax asset. If the company should generate sustained future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed.

11.   Earnings Per Common Share

        We compute basic earnings per share by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. We compute our diluted earnings per common share using the treasury stock method. For purposes of calculating diluted earnings per share, we consider our shares issuable in connection with stock options and warrants to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. For the year ending December 31, 2005 and December 25, 2004, we excluded 1,053,000 anti-dilutive options. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the year ending December 31, 2005, and December 25, 2004.

Earning Per Share	December 31, 2005	December 25, 2004
Loss available to stockholders	$(812,106)	$(726,083)
Basic Shares (Denominator)	22,503,360	22,724,959

Basic EPS	$(0.04)	$(0.03)
Assumed exercise of dilutive stock options and warrants	—	—
Diluted Shares	22,503,360	22,724,959

Diluted EPS	$(0.04)	$(0.03)
Anti-Dilutive Options	1,053,000	1,053,000

12.   Subsequent Events

Dissolution of Hermany

        During January 2006, the company entered into an agreement with Hermany Farms to liquidate the entity. The assets and liabilities will be distributed in accordance with the terms of the limited liability company agreement. As of October 30, 2006 the process to liquidate Hermany had not been finalized.

Conversion of Notes Payable—Stockholders

        Subsequent to year-end, the company converted $700,000 of notes payable—stockholders to 1,000,000 shares of $0.001 par value common stock. In addition, the company converted the remaining $550,000 of notes payable—stockholders and $100,000 of accrued interest related to the notes payable—stockholders to convertible debentures.

Company Name Change

        Subsequent to year-end, the company changed its name to American DG Energy.

AMERICAN DG ENERGY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

as of September 30, 2006 and December 31, 2005

	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,808,208	$84,492
Accounts receivable, net	346,825	162,012
Due from related party	120,000	26,750
Prepaid and other current assets	38,856	95,235

Total current assets	4,313,889	368,489
Property, plant, and equipment, net	3,669,715	2,392,958
Other assets	38,491	—
TOTAL ASSETS	$8,022,095	$2,761,447

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	364,495	67,973
Short-term notes payable—stockholders	—	1,250,000
Accounts payable—affiliate	285,451	34,782
Accrued expenses and other current liabilities	268,573	208,024

Total current liabilities	918,519	1,560,779
Redeemable common stock, $0.001 par value; 450,000 shares issued and outstanding at September 30, 2006 and December 31, 2005	315,000	315,000
Convertible debentures	6,075,000	—

Total liabilities	7,308,519	1,875,779

Minority interest	581,487	515,525
Stockholders' equity
Common stock, $0.001 par value; 50,000,000 shares authorized; 23,889,850 and 21,751,250 issued and outstanding at September 30, 2006 and December 31, 2005	23,890	21,751
Additional paid-in-capital	5,570,860	4,233,176
Shareholder receivable	(926)	—
Accumulated deficit	(5,461,735)	(3,884,784)

	132,089	370,143

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,022,095	$2,761,447

See Notes to Consolidated Financial Statements.

AMERICAN DG ENERGY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

for the Nine Months Ended September 30, 2006 and September 30, 2005

	Nine Months Ended
	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
Net Sales	$2,380,689	$1,389,938
Cost of sales
Fuel and maintenance	1,819,633	934,459
Depreciation expense	205,284	141,796

	2,024,917	1,076,254

Gross profit	355,772	313,684

Operating expenses
General and administrative	710,572	528,956
Non-cash stock based award (Note C)	612,883	—
Selling	176,115	118,348
Engineering	226,622	129,884

	1,717,192	777,188

Loss from operations	(1,361,420)	(463,504)

Other income (expense)
Interest and other income	76,314	26,351
Interest expense	(190,779)	(77,797)

	(114,465)	(51,446)

Net loss before minority interest	(1,475,885)	(514,949)
Minority interest	101,066	51,783

Net loss from continuing operations	$(1,576,951)	$(566,733)

Basic (loss) per common share	$(0.07)	$(0.03)

Diluted (loss) per common share	$(0.07)	$(0.03)

Weighted average shares used to compute basic loss per common share	23,279,134	22,623,393

Weighted average shares used to compute diluted loss per common share	23,279,134	22,623,393

See Notes to Consolidated Financial Statements.

AMERICAN DG ENERGY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

for the Nine Months Ended September 30, 2006 and September 30, 2005

	Nine Months Ended
	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,576,951)	$(566,733)
Non-cash adjustments
Depreciation and amortization	207,050	141,795
Minority interest in net income of consolidated subsidiaries	101,066	51,783
Non-cash compensation expense	638,684	—
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable, net	(184,813)	(23,409)
Due from related party	(93,250)	71,425
Prepaid assets	54,613	—
Increase (decrease) in:
Accounts payable	296,522	(59,249)
Accounts payable—affiliate	250,669	(202,640)
Accrued expenses and other current liabilities	160,550	74,710

Net cash used in operating activities	(145,860)	(512,318)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,482,041)	(1,064,397)

Net cash used in investing activities	(1,482,041)	(1,064,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable common stock	—	100,000
Redemption of redeemable common stock	—	(200,000)
Proceeds from issuance of stock	181	1,390,412
Repurchase of outstanding common stock	—	(147,225)
Proceeds from shareholder receivable	32	—
Minority (distribution) contribution from consolidated subsidiaries	(35,105)	53,141
Proceeds from sale of convertible debenture net of issuance cost and conversion of notes payable	5,386,509	—

Net cash provided by financing activities	5,351,617	1,196,328

Net increase (decrease) in cash and cash equivalents	3,723,716	(380,387)
Cash and cash equivalents, beginning of period	84,492	731,941
Cash and cash equivalents, ending of period	$3,808,208	$351,554
Supplemental disclosures of cash flows information:
Cash paid during the year for:
Interest	$—	$—

Income taxes	$21,448	$—

Non-cash investing and financing activities:
Conversion of note payable and interest to convertible debenture	$650,000	$—

Conversion of note payable to common stock	$700,000	$—

See Notes to Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note A—Basis of Presentation

        The unaudited condensed consolidated financial statements (the "Unaudited Financial Statements") presented herein have been prepared by the company, without audit, and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the interim periods presented. The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for reporting on Form 10-Q. Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested the Unaudited Financial Statements be read in conjunction with the consolidated financial statements and notes included in the company's Form 10-SB for the year ended December 31, 2005, filed with the Securities and Exchange Commission (SEC). The operating results for the nine month periods ended September 30, 2006 may not be indicative of the results expected for any succeeding interim period or for the entire year ending December 31, 2006.

        The accompanying consolidated financial statements include the accounts of American DG Energy, its wholly owned subsidiary American DG Energy, Inc. and its 51% joint venture, American DG New York, LLC (NY, LLC), and Hermany Energy, LLC (Hermany), of which NY, LLC is a 50% member (referred to hereafter as "Investee entities"), after elimination of all material intercompany accounts, transactions and profits. Investee entities in which American DG Energy, Inc. owns directly or indirectly 50% or more of the membership interests have been consolidated as a result of the company's control over the investee entities. All significant intercompany accounts and transactions are eliminated. Minority interests in the net assets and earnings or losses of consolidated Investee entities are reflected in the caption "Minority interest" in the accompanying consolidated financial statements. Minority interest adjusts the consolidated results of operations to reflect only American DG Energy's share of the earnings or losses of the consolidated Investee entities. Upon dilution of ownership below 50%, the accounting method is adjusted to the equity or cost method of accounting, as appropriate, for subsequent periods. In January 2006, the company entered into an agreement with Hermany Farms to liquidate the entity. The assets and liabilities will be distributed in accordance with the terms of the limited liability company agreement. As of November 30, 2006, the process to liquidate Hermany had not been finalized.

        The company's operations are comprised of one business segment. Our business is selling energy in the form of electricity, heat, hot water and cooling to our customers under long-term sales agreements.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B—Earnings Per Common Share

        We compute basic earnings per share by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. We compute our diluted earnings per common share using the treasury stock method. For purposes of calculating diluted earnings per share, we consider our shares issuable in connection with stock options and warrants to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. For the nine months ended September 30, 2006, we excluded 8,285,145 anti-dilutive shares resulting from conversion of debentures and exercise of stock options and warrants, and for the nine months ended September 30, 2005 we excluded 1,053,000 anti-dilutive stock options and warrants. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the nine months ended September 30, 2006 and September 30, 2005.

Earnings Per Share

	Nine Months Ended
	September 30, 2006	September 30, 2005
(Loss) Income available to stockholders	$(1,576,951)	$(566,733)
Basic Shares (Denominator)	23,279,134	22,623,393

Basic EPS	$(0.07)	$(0.03)
Diluted Shares	23,279,134	22,623,393

Diluted EPS	$(0.07)	$(0.03)
Anti-Dilutive Options	8,285,145	1,053,000

Note C—Stock-Based Compensation

        In 2003, the company adopted the American Distributed Generation, Inc. stock incentive plan under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the company.

        The maximum number of shares of stock allowable for issuance under the Plan is 4,000,000 shares of common stock, including 180,000 restricted shares as of December 31, 2005. These options, of which none have been exercised at December 31, 2005, are exercisable within a five-year or ten-year period from the date of grant and vest based upon the terms within the individual option grants, usually over a two- or four-year period with an acceleration of the unvested portion of such options upon a liquidity event, as defined in the company's stock option agreement. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of the grant.

        We account for stock options issued to employees in accordance with FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123(R)) and have adopted the prospective application transition method. The compensation cost of all new awards is measured based upon the fair value of the instrument issued using a Black-Scholes option-pricing model.

        On March 29, 2005, the Securities and Exchange Commission ("SEC") published Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views on a variety of matters relating to stock-based payments. SAB No. 107 requires that stock-based compensation be classified in the same expense line items as cash compensation. The company has classified stock-based compensation during the nine months ended September 30, 2006 within the same operating expense line items as cash compensation paid to employees.

        Stock-based compensation expense under SFAS No. 123(R) was $25,801 for the nine months ended September 30, 2006. The incremental impact of SFAS No. 123(R) during the nine months ended September 30, 2006 represents stock-based compensation expense related to restricted stock.

        The following table shows the non-cash compensation expense (income) for the nine months ended September 30, 2006 and September 30, 2005.

Non-Cash Stock-Based Compensation

	Nine Months Ended
	September 30, 2006	September 30, 2005
Impact of adoption of FAS 123R	$—	$—
Restricted stock	25,801	—

Total non-cash stock based compensation	$25,801	$—

        As of September 30, 2006, there were 257,500 unvested shares of restricted stock outstanding. The total compensation cost related to unvested restricted stock awards not yet recognized is $154,192. This amount will be recognized over the next five years.

        No stock options were granted during the nine months ended September 30, 2006. The fair value of stock options granted during the nine months ended September 30, 2005 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended September 30, 2005
Fair Market Per Share	$0.70
Assumptions
Risk-free rate of return	4.36%
Volatility	0.00%
Expected annual dividend yield	0.00%
Option Life (years)	5

        The dividend yield assumption is based on the company's history and expectation of future dividend payouts. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

        Prior interim periods do not reflect any restated amounts as a result of the adoption of SFAS No. 123(R). If the company had elected to adopt the optional recognition provisions of SFAS No. 123, which uses the fair value based method for stock-based compensation, and amortized the grant date fair value of stock options to compensation expense on a straight-line basis over the vesting period of the options, net income and basic and diluted net income per share for the nine months ended September 30, 2005 would have been changed to the pro forma amounts indicated below:

Nine Months Ended September 30, 2005
Net (loss) income available to common shareholders	$(566,733)
Deduct: Stock based employee compensation expense determined under the fair value based method, net of tax	(7,007)

Net (loss) income available to common shareholders under SFAS 123	$(573,740)
Basic EPS, as reported	$(0.03)
Basic EPS, under SFAS 123	(0.03)
Diluted EPS, as reported	(0.03)
Diluted EPS, under SFAS 123	(0.03)

        Stock option activity for the nine months ended September 30, 2006 was as follows:

Common Stock Options

	Number of Options	Exercise Price Per Share	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding, December 31, 2005	3,155,000	$0.07-$0.70	$0.17	1.49 years
Granted	—		$—
Exercised	—		$—
Canceled or Expired	(1,485,000)	$0.07	$0.07

Outstanding, September 30, 2006	1,670,000	$0.07-$0.70	$0.26	6.50 years	$737,100

Exercisable, September 30, 2006	1,287,500	$0.07-$0.70	$0.13	5.87 years	$737,100

        The aggregate intrinsic value of options outstanding as of September 30, 2006 is calculated as the difference between the exercise price of the underlying options and the price of the Company's common stock for options that were in-the-money as of that date. Options that were not in-the-money as of that date, and therefore have a negative intrinsic value, have been excluded from this figure.

        Restricted stock activity for the nine months ended September 30, 2006 was as follows:

Restricted Stock

	Number of Restricted Stock	Grant Date Fair Value
Unvested, December 31, 2005	—	$—
Granted	257,500	$0.70
Vested	—	$—
Forfeited	—	$—

Unvested, September 30, 2006	257,500	$0.70

        During the nine months ended September 30, 2006, the company issued 876,800 shares of common stock to Tecogen Inc. employees and consultants. The shares of common stock were fully vested and did not contain any restrictive provisions. The company accounts for stock-based awards issued to non-employees above in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. The common stock was issued at $0.001 per share when the fair value was estimated to be $0.70 per share. The company recorded an expense of $612,883 during the nine months ended September 30, 2006, related to such awards.

Note D—Short term notes payable

        On December 31, 2005 the company had short-term notes payable to stockholders of $1,250,000. The notes were due upon the earlier of either written demand for payment or consummation of any financing by the company. During the nine months ended September 30, 2006, the company converted $700,000 of the short-term notes to 1,000,000 shares of $0.001 par value common stock. In addition, the company converted the remaining $550,000 of short-term notes and $100,000 of accrued interest related to the notes to convertible debentures (see Note E).

Note E—Convertible Debentures

        On April 15, 2006, the company issued convertible debentures totaling $2,800,000 to existing investors (the "debentures"). The debentures accrue interest at a rate of 8% per annum and are due 5 years from the issuance date. The debentures are convertible, at the option of the holder, into a number of shares of common stock as determined by dividing the original outstanding amount of the respective debenture by the conversion price in effect at the time. The initial conversion price of the debenture is $0.84 and is subject to adjustment in accordance with the agreement. In June of 2006 the company issued additional debentures totaling $3,275,000. The terms are the same as previously described.

Note F—Related Party Transactions

        In January 2006, the company entered into a Facilities, Support Services and Business Agreement with Tecogen Inc.

        The company purchases all of its cogeneration units from Tecogen, an affiliate company sharing similar ownership. In addition, Tecogen pays certain operating expenses, including benefits and payroll, on behalf of the company and the company leases office space from Tecogen. These costs were reimbursed by the company. Tecogen has a sublease agreement for the office building, which expires on March 31, 2009.

        In May of 2006, the company loaned the minority interest partner in the NY LLC $125,000. The principal earns interest at 12% per annum and is due November 30, 2006. The note receivable is classified in the Due from related party account in the accompanying balance sheet. As of September 30, 2006 the balance on this note was $120,000.

        During the nine months ended September 30, 2006, the company issued 876,800 shares of common stock to Tecogen Inc. employees. The shares of common stock were fully vested and did not contain any restrictive provisions. The common stock was issued at a fair value of $0.70 per share.

Note G—Recent Accounting Pronouncements

        In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for the company beginning in fiscal year 2007. The company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

        In February 2006, the FASB issued SFAS No. 155 (FAS 155), "Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140." FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation does not expect the adoption of FAS 155 will have a material impact on its results of operations, financial position or liquidity.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS NO. 156"), which provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Statement (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; (2) requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; (3) permits an entity to choose either the amortization method or the fair value method for subsequent measurement for each class of separately recognized servicing assets or servicing liabilities; (4) permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by an entity with recognized servicing rights, provided the securities reclassified offset the entity's exposure to changes in the fair value of the servicing assets or liabilities; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the balance sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities as of the beginning of an entity's fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Statement also describes the manner in which it should be initially applied. The company does not believe that SFAS No. 156 will have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, however it does not apply to SFAS 123R. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

PART III

Items 1 and 2.    Index to Exhibits and Description of Exhibits

        An index to and description of the financial statements filed as part of this Form 10-SB is contained in the section above. Except as noted below, he following exhibits have all been previously filed.

Exhibit Number	Description
3.1	Certificate of Incorporation as currently in effect
3.2	Certificate of Incorporation to be in effect upon the effectiveness of this Form 10-SB
3.3	By-laws as currently in effect
3.4	By-laws to be in effect upon the effectiveness of this Form 10-SB
4.1	Form of Warrant
10.1*	Audit Committee Charter
10.2*	Compensation Committee Charter
10.3	2001 Stock Incentive Plan
10.4#	Facilities, Support Services and Business Agreement
10.5	Operating Agreement of American DG New York LLC
10.6	Form of Energy Purchase Agreement
10.7	Form of 8% Senior Convertible Debenture Due 2011
14.1	Code of Business Conduct and Ethics to be in effect upon the effectiveness of this Form 10-SB
16.1*	Letter on change in certifying accountant
21.1	List of subsidiaries
23.1*	Consent of DE Solutions

#
Confidential treatment has been requested for portions of this document. The confidential portions have been omitted and have been filed separately, on a confidential basis, with the Securities and Exchange Commission.

*
Filed herewith.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 3 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on January 16, 2007.

AMERICAN DG ENERGY INC.
By:	/s/ JOHN N. HATSOPOULOS John N. Hatsopoulos Chief Executive Officer